UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated August 25, 2016
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

A PROUDLY SOUTH AFRICAN MINING COMPANY
WESTONARIA 25 August 2016: Sibanye Gold Limited (“Sibanye”) (JSE: SGL & NYSE: SBGL) is pleased to report operating results and reviewed condensed consolidated interim financial statements for the six months ended 30 June 2016.
Salient features for the six months ended 30 June 2016
Interim dividend of 85 cents per share (ZAR) declared;
Operating profit increases 128% to R5.4 billion (US$351 million);
Gold production of 23,229kg (746,800oz) 5% higher year-on-year;
Gold All-in sustaining cost 3% higher at R448,922/kg, in US$ terms 20% lower at US$908/oz; and
Annual production guidance maintained.
United States Dollars
South African Rand
Six months ended
Six months ended
Jun
2015
Dec
2015
Jun
2016
KEY STATISTICS
Jun
2016
Dec
2015
Jun
2015
Gold Division
713.9 822.1
746.8 000’oz
Gold produced kg
23,229
25,571 22,204
1,207 1,115
1,220 US$/oz
Revenue R/kg
603,427
487,736 461,426
68 61
57 US$$/ton
Operating cost R/ton
869
839 810
199.0 298.0
346.0 US $m
Operating profit Rm
5,320.7
3,971.0 2,366.0
23 32
38%
Operating margin %
38
32 23
1,137 941
908 US$/oz
All-in sustaining cost R/kg
448,922
411,795 434,769
Platinum Division Attributable
1
- -
51,346 oz
Platinum produced kg
1,597
- -
- -
92,773 oz
4E production kg
2,886
- -
- -
832 US$/4Eoz
Average basket price R/4Eoz
12,499
- -
- -
4.7 US$m
Operating profit Rm
72.2
- -
- -
10%
Operating margin %
10
- -
- -
683 US$/4Eoz
Cash operating cost R/4Eoz
10,268
- -
Group
15.1 41.1
21.7 US$m
Basic earnings Rm
333.0
537.1 179.8
14.3 38.6
72.4 US$m
Headline earnings Rm
1,113.9
505.0 169.6
20.5 75.2
139.9 US$m
Normalised earnings Rm
2,152.0
976.5 243.3
2 8
15 cps
Normalised earnings cps
234
107 27
1 The platinum division’s performance is for the three months ended 30 June 2016, as the Aquarius group was only acquired on 12 April 2016.
Stock data for the six months ended 30 June 2016
Number of shares in issue
JSE Limited – (SGL)
– at 30 June 2016
923,902,469
Price range per ordinary
.
ZAR24.57 to ZAR61.20
– weighted average
919,088,871
Average daily volume
6,115,753
Free Float
80%
NYSE – (SBGL); one ADR represents four ordinary shares
ADR Ratio
1:4
Price range per ADR
US$6.09 to US$16.35
Bloomberg/Reuters
SGLS / SGLJ.J
Average daily volume
1,693,348

Sibanye
Gold
Operating and Financial Results | Six months ended 30 June 2016

Sibanye
Gold
Operating and Financial Results | Six months ended 30 June 2016
2
STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER OF SIBANYE GOLD
“Sibanye delivered a strong financial result for the six months ended 30 June 2016, driven largely by a higher prevailing rand gold price, but underpinned by solid operational delivery from both the Gold and Platinum divisions, despite both being impacted by numerous unanticipated operational disruptions.
The highly leveraged nature of the gold operations was clearly evident during the period: a 31% increase in the average rand gold price to R603,427/kg and a 5% increase in gold production resulted in operating profit from the Gold Division increasing by 125% to R5,321 million (US$346 million). The Platinum Division, which was incorporated from 12 April 2016 following the conclusion of the Aquarius Platinum Limited acquisition, delivered record quarterly production of 92,773oz (4E), resulting in an attributable operating profit of R72 million (US$5 million).
Normalised earnings of R2,152 million for the six months ended 30 June 2016, was R1,909 million higher than the R243 million reported for the comparative period in 2015.
Considering the solid operating performance and constructive outlook for precious metals prices for the remainder of the year, the Board has declared an interim dividend of 85 cents per share (R785 million) equivalent to 36% of normalised earnings.
The comparative interim dividend declared in 2015 was 10 cents per share (R91 million), with the total dividend of 100 cents per share (R917 million) for the year ended 31 December 2015.
SAFETY
Sibanye’s commitment to its vision of “creating superior value for all stakeholders” defines and guides all aspects of the business. Employees are key stakeholders, and the health, wellbeing and safety of Sibanye’s employees is of primary importance.
Consistent improvements in annual safety trends since its unbundling in 2013, resulted in Sibanye achieving industry leading safety results relative to its South African gold peers in 2015, with Sibanye’s deep level labour intensive mines comparing favourably with global mining industry averages, with respect to fatality free injury rates and lost day injury frequency rates.
The safety record at Sibanye’s shallower Kroondal and Mimosa platinum mines has generally been better than the Gold
Division, with Kroondal reporting no fatalities for the last two years.
Regrettably there has been a regression in the Gold Division’s safety performance, with eight fatalities during the first six months of this year (four fatalities during the comparative period in 2015). Sibanye management and the Board express their sincere condolences to the families and colleagues of the deceased employees (Mssrs – Moreruoa Mahao, Tanki Sebolai, Elliot
Kenosi, Alberto Massango, Mzwandile Chita, Pieter van Rensburg, Qamako Mpananyane and Moeketsi Thaane).
Sibanye management has taken urgent steps to address this regression in safety, appointing Peter Turner, who has exemplary qualifications and significant mining experience in the role of Senior Vice President: Safety, Health and Environment for the
Group. Sibanye’s Executive management, together with senior safety specialists, have completely reviewed the Group safety principles and management. Immediate safety challenges will be addressed through stringent enforcement of standards and compliance in the short term, while a parallel drive to align Sibanye’s safety management with the changing life attitudes of the workforce will result in a more sustainable behavioural and cultural shift. More detailed work to structure specific interventions will now be implemented at all operating levels within the organisation to promote the required ownership within the strategic framework.
Sibanye management is also engaging the Department of Mineral Resources (“DMR”) on the current safety performance, as well as the remedial action being taken.
OPERATING REVIEW
The June 2016 quarter represents the first quarter in which Sibanye is reporting operating and financial results from its Platinum
Division. Kroondal and Mimosa delivered record operating results, despite operational disruptions resulting from illegal industrial action and numerous S54s. The Gold Division delivered higher production and managed its costs relatively well year-
on-year, but was also negatively impacted by S54s and preparations for the strike declared by AMCU in April 2016.
Gold Division
Group gold production of 23,229kg (746,800oz) for the six months ended 30 June 2016 was 5% higher than for the comparative period in 2015. Depreciation in the rand in late 2015 significantly boosted revenues for the South African gold producers, with the average gold price increasing from R461,426/kg for the six months ended 30 June 2015 to R603,427/kg for the 2016 interim period. The depreciation of the rand, on conversion, results in lower costs in US$ terms. Sibanye’s operating costs are almost entirely rand denominated.
Gold Division Total cash cost (“TCC”) increased by 7% to R381,635/kg, in line with South African consumer inflation, but was
17% lower in US$ terms at US$772/oz. All-in sustaining cost (“AISC”) increased by 3% to R448,922/kg year-on-year, but declined by 20% in US$ terms to US$908/oz. Total capital expenditure from the Gold Division increased by 5% to R1,639 million
(US$107 million) due to expenditure at the Driefontein and Kloof below infrastructure projects and at the Burnstone project, resulting in All-in cost (“AIC”) increasing by 6% to R465,952/kg. AIC in US$ terms were 18% lower at a globally competitive
US$942/oz. Margins of 37% (TCC), 26% (AISC) and 23% (AIC) were, as a result, significantly higher than for the comparative period in 2015.

Sibanye
Gold
Operating and Financial Results | Six months ended 30 June 2016
Stope preparation (installation of increased support) following the declaration of AMCU’s intention to strike and safety interventions had a significant impact on the gold divisions production during the first half of the year. Underground production from Driefontein was consequently 590kg (19,000oz) lower year-on-year at 6,712kg (215,800oz). This was despite the yield increasing from 6.0g/t to 6.5g/t due to ongoing improvements in face grades. As a result of the lower production, both TCC and AISC increased by 12% to R360,130/kg and R422,253/kg, respectively. TCC and AISC in US$ terms were respectively 13% and 14% lower than for the previous comparative period at US$728/oz and US$854/oz.
Underground production from Kloof increased by 646kg (20,800oz) to 6,642kg (213,500oz), due to a 2% increase in throughput to 937,000 tons and an 8% increase in yield to 7.1g/t, as a result of an improvement in quality mining factors. Costs were well managed with TCC flat at R350,189/kg (US$708/oz) and AISC declining 2% to R427,883/kg (US$865/oz).
Beatrix’s performance was also significantly improved year-on-year, with underground throughput increasing by 11% to
1.42 million tons. The underground yield was unchanged at 3.3g/t, resulting in underground production increasing by 10% or
433kg (13,900oz) to 4,626kg (148,700oz). The 11% increase in throughput at similar yields resulted in TCC increasing by 7% to
R384,723/kg (US$778/oz), with AISC increasing 5% to R452,064/kg (US$914/oz).
Underground production from Cooke increased by 399kg (12,800oz) to 2,746kg (88,300oz) following the commissioning of the backfill project at Cooke 2 in late 2015 and mining quality improvements at Cooke 3. A 27% increase in gold production from the Cooke 1-3 operations to 2,027kg (65,200oz) offset a 5% decline at Cooke 4 to 719kg (23,100oz).
Underperformance at Cooke 4 continues despite intensive management interventions. As a result of the underperformance at Cooke 4, TCC for the Cooke operations increased by 4% to R505,410/kg (US$1,022/oz) with AISC marginally lower at
R560,723/kg (US$1,134/oz) costs. If Cooke 4 unit costs were excluded from the Cooke operations results for the six months to
June 2016, both TCC and AISC, would have been approximately R60,000/kg (US$120/oz) lower. On 11 July 2016 Sibanye gave notice that it would be consulting affected stakeholders regarding the future of the Cooke 4 operations. These engagements continue.
Surface gold production of 2,503kg (80,500oz) for the six months to 30 June 2016 increased by 6% compared with 2,366kg
(76,100oz) for the comparative period in 2015. This increase was mainly due to higher volumes from the Driefontein surface plant, and an improved performance from Kloof due to higher yields and volumes from the Libanon and Venterspost surface rock dumps, partly offset by lower volumes and grades at Beatrix and Cooke.
Platinum Division
Sibanye’s Platinum Division (currently comprising the Kroondal, Platinum Mile and Mimosa operations), delivered record attributable platinum group metals (“PGM”) production of 92,773oz (4E) for the quarter ended 30 June 2016, with Kroondal and Mimosa continuing to deliver above nameplate capacity, a notable achievement given the operational challenges they experienced.
Mimosa delivered record quarterly attributable production of 29,490oz (4E), despite a primary crusher failure which affected the operation for eight days. Mimosa’s cash operating margin was 19% for the quarter. The average PGM basket price and cash operating cost were US$822/4Eoz and US$766/4Eoz, respectively for the quarter.
Kroondal delivered record attributable production of 60,707oz (4E) for the quarter which included a drawdown of approximately 6,000oz (4E) from its strategic stockpile during the illegal, unprotected industrial action by AMCU in April 2016 and to compensate for lost production arising from S54s during the quarter. The average PGM basket price was R12,578/4Eoz
(US$836/4Eoz) and reported cash operating cost was R9,661/4Eoz (US$642/4Eoz) for the quarter.
While the production impact of unplanned stoppages for the Gold Division was offset by the higher gold price received, for the more marginal Platinum Division, production losses and prevailing low PGM prices have a marked effect and pose a threat to the future viability of some of the operations. Sibanye is currently assessing the current operational and financial situation at its Platinum Division, which may require remedial action.
Organic growth
In 2015, capital investment in organic growth projects of approximately R3.6 billion was approved by the Sibanye Board. The projects which include below infrastructure, depth extensions at Kloof and Driefontein and a revised development plan at
Burnstone, will realise over 4Moz of additional gold production and will extend the Gold Division’s Life of Mine (“LoM”) beyond
2040. More importantly, Sibanye expects to maintain gold production at well over 1Moz per annum for at least 12 more years
(until 2028).
All of the above mentioned projects exceed Sibanye’s 15% project hurdle rate (real, after tax) at a real gold price of
R450,000/kg, which was applied in 2015. At an applied gold price of R600,000/kg (the 2016 year to date average gold price is approximately R603,000/kg), these projects have a collective net present value (“NPV”) of approximately R7 billion, with internal rates of return (“IRR”) between 20% and 30%.
The West Rand Tailings Retreatment Project (“WRTRP”) is an important large-scale, long-life surface tailings retreatment organic project, which will turn to account sizable surface gold Reserves of approximately 10.3Moz and uranium Reserves of approximately 99.9Mlbs at Sibanye's Kloof, Driefontein and Cooke operations. The WRTRP has been designed to be developed in a number of phases and different configurations, ensuring the group retains capital flexibility. The feasibility study concluded in 2015, focuses on four high-grade anchor resources (containing approximately 2.4Moz of gold and 53Mlbs of uranium) which will produce approximately 100,000oz per annum of gold and approximately 2.2Mlbs per annum of uranium at steady state, over an 18 year initial LoM. Sibanye is currently exploring financing alternatives to enhance shareholder returns through an optimised capital profile. Pending Board approval, the WRTRP could realise significant long-term value for

Sibanye
Gold
Operating and Financial Results | Six months ended 30 June 2016                4
4
shareholders and benefit all stakeholders by offering an early and sustainable environmental rehabilitation solution for the
West Wits region, creating sustainable employment and facilitating community development. Sibanye has recently entered into memorandums of understanding with third parties to explore financing options.
FINANCIAL REVIEW
Income statement
Group revenue increased by 44%, from R10,246 million for the six months ended 30 June 2015 to R14,705 million for the six months ended 30 June 2016. This was largely a function of the depreciation of the rand against the US$ in late 2015, with the average gold price increasing by 31% from R461,426/kg (US$1,207/oz) to R603,427/kg (US$1,220/oz). Revenue from the Gold
Division was 37% higher year-on-year at R14,017 million. South African PGM producers do not derive the same benefit from a depreciating rand, ceterus paribus. This is due to South Africa’s dominant position as the largest primary producer of PGMs globally (accounting for some 74% of primary global production in 2015) as the depreciation of the rand is generally accompanied by a similar decline in US$ PGM prices, as is evident in Figure 1 below.
Figure 1: Precious metals relative price performance (rebased)
The average PGM basket price (the weighted average price of the 4E metals) for the June 2016 quarter was R12,499/4Eoz,
(US$832/4Eoz) with Sibanye’s Platinum Division contributing a net attributable R688 million (US$45 million) to Group revenue for the June 2016 quarter.
Group operating costs of R9,312 million (US$605 million) include a net R616 million (US$40 million) from the Platinum Division.
Operating costs from the Gold Division were 10% higher at R8,696 million (US$565 million), predominantly due to above inflation annual wage and electricity tariff increases, and increased overtime costs to mitigate production lost due to safety stoppages and industrial action.
Group operating profit of R5,393 million (US$351 million) was R3,027 million higher than for the comparative period in 2015, and included R72 million (US$5 million) from the Platinum Division. The Platinum Division’s contribution to Group net operating profit of R3,448 million (US$224 million) was negligible after recognising its R56 million (US$4 million) share of amortisation and depreciation.
Profit before non-recurring items of R1,778 million (US$116 million) was significantly reduced by a R1,177 million (US$77 million)
loss on financial instruments. The extra-ordinarily high loss on financial instruments is predominantly due to the significant increase in Sibanye’s share price during the period, which resulted in a fair value adjustment of the Phantom Share Scheme
(which replaced the previous Gold Fields share option scheme in 2013) of R1,181 million (US$77 million). Approximately 70% of
Phantom Share Scheme rights vested during the period with participants receiving R1,490 million (US$97 million) in cash payments, rather than shares as per the previous Gold Fields scheme. Since 2014, no additional instruments have been awarded under the Phantom Share Scheme and the value of the remaining obligations at 30 June 2016 was R346 million
(US$24 million). Excluding the non-recurring loss on financial instruments, Group profit before non-recurring items would have been R2,959 million (US$192 million) compared with R394 million (US$33 million) for the previous comparative period.
An R817 million (US$53 million) impairment of the Cooke 4 mining assets and R102 million (US$7 million) of other net non-
recurring expenses reduced profit before royalties and taxation to R859 million (US$56 million), compared with R219 million
(US$18 million) for the comparative period in 2015.
After recognising significantly higher royalties and tax of R266 million (US$17 million) and R505 million (US$33 million), respectively and adjusting for non-controlling interests, the earnings and headline earnings attributable to the owners of
Sibanye amounted to R333 million (US$22 million) and R1,114 million (US$72 million), respectively compared with R180 million
(US$15 million) and R170 million (US$14 million), respectively for the comparative period in 2015.

Sibanye
Gold
Operating and Financial Results | Six months ended 30 June 2016
Balance Sheet and cash flow
Gross debt (excluding the Burnstone debt of R1,779 million (US$121 million) which is ring-fenced to the project) increased from
R1,995 million (US$128 million) at 31 December 2015 to R5,250 million (US$357 million) at 30 June 2016, predominantly to finance the R4,302 million Aquarius acquisition, which was concluded on 12 April 2016. Current liabilities at 30 June 2016 includes the current portion of borrowings of R3,780 million (US$257 million) which is due and payable in December 2016 under the
R4.5 billion facilities and other short-term credit facilities.
Cash generated by operations more than doubled to R5,126 million (US$333 million) resulting in solid free cash flow (defined as net cash from operating activities before dividends paid, less additions to property, plant and equipment) of R1,536 million
(US$100 million). This includes the extra-ordinary payment of R1,490 million (US$97 million) in terms of the Phantom Share
Scheme. Free cash flow, adjusted for this extra-ordinary payment, would have been a very strong R3,026 million (US$197 million).
Group cash and cash equivalents of R838 million (US$57 million), excluding Burnstone cash of R33 million (US$2 million), was similar to the previous comparative period, resulting in net debt increasing to R4,413 million (US$300 million). Net debt
(excluding the Burnstone debt and cash) to EBITDA (annualised for the year ended 30 June 2016) has increased to 0.41 times, which is well below industry averages and well within our own internal guideline of 1.0 times.
CORPORATE ACTIVITY
Sibanye remains committed to sustainable value creation for all stakeholders. Sibanye’s investment case, underpinned by its pledge to pay industry leading dividends, is not commodity specific and while the price outlook and commodity fundamentals are important, all opportunities to realise value and enhance the sustainability of the dividend, will be considered. The global economic outlook remains uncertain, with unexpected events such as Brexit adding to volatility. As a result, commodities in general are still under pressure, with supply/demand fundamentals still relatively bearish in the absence of a return to global economic growth. Sentiment does however appear to have improved in 2016, with mining company share prices increasing significantly despite little change in the overall fundamentals. As such, value acquisition opportunities which were more prevalent at the beginning of the year are less obvious currently and Sibanye will continue to evaluate opportunities where value creation can be derived through the realisation of cost and operational synergies
OUTLOOK
The South African mining industry generally delivers seasonally higher production and overall improved operational results during the second half of the calendar year, primarily due to fewer public holidays than in the first six months of the year.
Barring any unplanned disruptions, Sibanye’s Gold Division should deliver a significantly improved performance in the second half of the year.
On the basis of normal operational performance during the second half of the year, production guidance of 50,000kg
(1.6Moz) remains unchanged, albeit that the future of Cooke 4 shaft is currently under review. Total cash cost is forecast at approximately R355,000/kg (US$760/oz) and the All-in sustaining cost at approximately R425,000/kg (US$910/oz). The capital expenditure forecast also remains at R3.9 billion (US$270 million) and All-in cost is forecast at approximately R440,000/kg
(US$945/oz). The dollar costs are based on an average exchange rate of R14.50/US$.
Attributable production from the Platinum Division for the nine months to 31 December 2016 is forecast at 260,000oz (4E), at an average cash operating cost of R10,600/4Eoz (US$735/4Eoz). Attributable capital expenditure is forecast at approximately
R225 million (US$15 million). These forecasts do not assume any production from the Rustenburg assets for 2016.
Gold and PGM prices have strengthened over the course of 2016 and the outlook for both remains supportive of further gains.
The rand gold price has recently pulled back from record highs of around R650,000/kg, due to a sharp, recent recovery in the rand, but spot prices of approximately R580,0000/kg remain significantly higher than the R450,000/kg used for internal planning purposes in 2016.
The long term fundamental outlook for PGM prices remains positive, but in the short term both rand and dollar PGM prices are likely to remain muted. Given current industry cost pressures and ongoing labour and regulatory related complexity and uncertainty the platinum sector is likely to remain under significant pressure in the short term.”
25 August 2016
Neal Froneman, Chief Executive Officer

Sibanye
Gold
Operating and Financial Results | Six months ended 30 June 2016                6
6
FINANCIAL AND OPERATING REVIEW OF THE GROUP
For the six months ended 30 June 2016 compared
with the six months ended 30 June 2015
FINANCIAL REVIEW OF THE GROUP
Production from the South African gold mining industry
during the first half of the calendar year is seasonally weak due to fewer production shifts over the Christmas/New Year
period and the Easter public holidays. It is therefore more
relevant to compare the operating and financial results for
the six months ended 30 June 2016 with the corresponding
period in the previous year, rather than the preceding six
months ended 31 December 2015.
Group profit increased marginally from R85 million
(US$7 million) for the six months ended 30 June 2015 to
R88 million (US$6 million) for the six months ended 30 June
2016. The variances are discussed below.
OPERATING PERFORMANCE
Gold production for the six months ended 30 June 2016 was
5% higher than the comparative period in 2015 at 23,229kg.
Underground production increased to 20,726kg from
19,838kg and surface operations delivered 2,503kg, an
increase of 137kg.
The Platinum Division delivered record attributable PGM
production of 92,773oz (4E) for the quarter ended 30 June
2016, with Kroondal and Mimosa continuing to deliver above
nameplate capacity; a notable achievement given the
operational challenges they experienced.
Revenue and costs from the Platinum Division include the
attributable results of Kroondal (50%) and Platinum Mile
(100%) and exclude results from Mimosa (joint venture) which is accounted for in equity-accounted investments.
REVENUE
Group revenue increased by 44% to R14,705 million
(US$956 million), driven primarily by the higher rand gold
price which increased by 31% to R603,427/kg from
R461,426/kg. The increase was largely driven by a weaker
rand/dollar exchange rate, which was on average 29%
weaker at R15.38/US$ compared with R11.89/US$ for the six
months ended 30 June 2015. The US dollar gold price was
also marginally higher at US$1,220/oz. Revenue from the
Platinum Division amounted to R688 million (US$45 million)
since acquisition.
There were no uranium sales for either the six months to
30 June 2015 or the six months to June 2016.
OPERATING COSTS
Group operating costs increased by 18% to R9,312 million
(US$605 million), including R616 million (US$40 million) from the Platinum Division.
Operating costs for the Gold Division increased by 10% to
R8,696 million. Driefontein increased by 7% to R2,767 million due to an increase in labour costs (mainly as a result of the annual increase, which affected all the operations),
increased contractor costs in respect of the 19% increase in surface ore transported to the mills, and increased electricity tariffs of 12.67% effective from 1 April 2015. These increases were partly offset by an increase in capitalised ore reserve development (“ORD”).
Kloof’s operating costs increased by 10% to R2,519 million in line with the 12% increase in production, and annual labour
and electricity cost increases.
Beatrix’s operating costs increased by 14% driven by an 11%
increase in underground throughput, together with the
annual labour and electricity cost increases. The cost related to the increase in production was more than offset by the
additional revenue generated from the operation.
Operating costs at Cooke increased by 15% to R1,582 million
mainly due to the annual labour and electricity cost
increases, higher contractors’ costs at Cooke 4 and an
impairment of uranium inventory. The impairment was as a
result of the uranium price falling below the cost of
production, requiring a revaluation of the uranium inventory, which is recognised as operating costs.
Gold TCC increased by 7% to R381,635/kg, due to the
increased costs partly offset by the increase in production.
Despite higher TCC, the higher gold price resulted in a TCC
margin of 37%, compared with 23% for the six months ended
30 June 2015. The AISC margin was also higher at 26%
compared with 6% for the comparative period in 2015.
As a result of a 29% weaker average rand/dollar exchange
rate, TCC in US dollar terms decreased by 17% to US$772/oz.
The Platinum Division reported cash operating costs of
US$683/4Eoz (R10,268/4Eoz). Cash operating costs for
Kroondal were US$642/4Eoz (R9,661/4Eoz) with unit costs of
R630/ton. Cash operating costs for Mimosa were
US$766/4Eoz with unit costs of US$69/ton.
OPERATING PROFIT
Group operating profit, increased by 128% to R5,393 million
(US$351 million), compared with R2,366 million
(US$199 million) for the comparative period in 2015. This
increase was mainly due to the increased gold price and
higher gold production, with the first time inclusion of
operating profit from the Platinum Division of R72 million
(US$5 million).
AMORTISATION AND DEPRECIATION
Group amortisation and depreciation increased by 21% to
R1,945 million (US$127 million) as a result of the inclusion of the Platinum Division, which added R56 million (US$4 million), a decrease in reserves at Cooke, and Beatrix West and North
sections, and the increase in underground production.
CAPITAL EXPENDITURE
Capital expenditure at the Gold Division, was 5% higher at
R1,639 million (US$107 million) largely due to expenditure on the approved organic projects, including R228 million
(US$15 million) spent at Burnstone for ORD and the
acquisition of capital equipment.
Sustaining capital expenditure at the Gold Division was lower at R211 million (US$14 million) due to the completion of the backfill project at Cooke 2 shaft in 2015, an IT upgrade across the operations and the timing of winder and technical
upgrades. ORD was similar year-on-year at R1,142 million
(US$74 million).

Sibanye
Gold
Operating and Financial Results | Six months ended 30 June 2016
All-in costs
Gold All-in cost increased by 6% to R465,952/kg due to
additional expenditure on projects. The weaker rand/dollar
exchange rate resulted in a higher average rand gold price
being received and the AIC margin increasing from 4% to
23%, despite increased expenditure on projects. This
illustrates the significant operational leverage and cash flow generation of Sibanye’s gold assets. In dollar terms AIC were
18% lower due to the currency weakness.
INVESTMENT INCOME
Investment income increased by 38% to R162 million
(US$11 million) due to interest earned on the loan to Rand
Refinery Proprietary Limited (“Rand Refinery”), and higher
average cash balances and environmental rehabilitation
obligation funds during the period.
FINANCE EXPENSES
Finance expenses increased from R263 million (US$22 million)
to R385 million (US$25 million). The increase was primarily due to a R26 million increase in the interest on the Burnstone Debt, which due to the weaker rand/dollar exchange rate,
increased from R1,134 million at 31 December 2014 to
R1,808 million at 31 December 2015, a R45 million increase in the environmental rehabilitation obligation accretion
expenses mainly due to the acquisition of Aquarius, which
added R27 million and new disturbances, and a R45 million
increase in interest paid following an increase in gross debt.
Sibanye’s average gross debt outstanding, excluding the
Burnstone Debt, during the first half of 2016 was
approximately R3,600 million compared with R2,200 million
during the first half of 2015. Sibanye made additional
drawdowns of around R3,400 million to partly fund the
Aquarius acquisition.
SHARE OF RESULT OF EQUITY-ACCOUNTED INVESTMENTS
The R85 million (US$6 million) loss from share of results of equity-accounted investments for the six months ended
30 June 2016, was primarily due to Sibanye’s share of losses of R76 million relating to its 33.1% interest in Rand Refinery, and R29 million from its attributable share in Mimosa, and
share of gains of R20 million relating to Sibanye’s 50% interest in Living Gold Proprietary Limited.
For additional information of Sibanye’s equity-accounted
investments see note 7 of the financial statements on page
18 of this report.
LOSS OR GAIN ON FINANCIAL INSTRUMENTS
The cash-settled share options are valued at each reporting
period based on the fair value of the instrument at that
reporting date. The difference between the reporting date
fair value and the initial recognition fair value of these cash-
settled share options is included in (loss)/gain on financial instruments in profit or loss.
The R1,177 million (US$77 million) net loss for the six months ended 30 June 2016 compares with a R25 million
(US$2 million) net gain on financial instruments for the six months ended 30 June 2015. This primarily consists of a
R1,181 million fair value loss (30 June 2015: R9 million fair value gain) related to the Phantom Share Scheme options and a
R9 million (30 June 2015: R4 million) fair value gain on
investments under the environmental rehabilitation
obligation funds.
GAIN OR LOSS ON FOREIGN EXCHANGE DIFFERENCES
The gain on foreign exchange differences of R38 million for
the six months ended 30 June 2016 compares with a loss of
R50 million for the six months ended 30 June 2015. The gain
on foreign exchange differences for the six months ended
30 June 2016 was mainly due to exchange gains on the
Burnstone Debt and the US$350 million revolving credit
facility of R100 million and R94 million, respectively, partly offset by the effect of exchange rate fluctuations on cash
held of R149 million.
NON-RECURRING ITEMS
Impairment
During the six months ended 30 June 2016 a decision was
taken to impair the Cooke 4 Operation’s mining assets by
R817 million (US$53 million). Despite joint efforts of
stakeholders, the Cooke 4 Operation has been unable to
meet required production and cost targets, and has
continued to operate at a loss.
For additional information of the impairment of the Cooke 4
Operation’s mining assets see note 4 on page 16 of this
report.
Transaction costs
The transaction costs incurred during the six months ended
30 June 2016 related to the Aquarius and Rustenburg
Operations acquisitions. There were no transaction costs for the six months ended 30 June 2015.
Net loss on derecognition of financial guarantee asset and
liability
On 24 April 2015, Sibanye was released as guarantor by the
note holders of Gold Fields Limited’s US$1 billion bond,
resulting in a net loss on derecognition of the financial asset and liability of R158 million (US$13 million).
ROYALTIES
Royalties increased by 90% to R266 million (US$17 million) due to the increase in earnings before interest and taxes. The
royalty tax rate increased to 1.8% from 1.4% of revenue.
MINING AND INCOME TAX
Current tax increased from R162 million (US$14 million) to
R494 million (US$32 million) due to the increase in taxable
mining income for the period. The deferred tax increased
from a credit of R167 million (US$14 million) to a charge of
R12 million (US$1 million).
CASH FLOW ANALYSIS
Sibanye defines free cash flow as cash from operating
activities before dividends paid, less additions to property, plant and equipment.
Free cash flow of R1,536 million (US$100 million) compares
with R391 million (US$33 million) for the six months ended
30 June 2015. This was largely due to the R2,873 million
increase in cash generated from the operating activities to
R5,127 million, a R1,483 million increase in cash-settled share-
based payments paid, a R472 million increase in release from working capital, a R530 million increase in royalties and
taxation paid, and a R205 million increase in capital
expenditure.
Available cash at 30 June 2016 (after net loans raised of
R3,371 million) increased to R871 million (US$59 million) from
R717 million (US$46 million) at 31 December 2015.

Sibanye
Gold
Operating and Financial Results | Six months ended 30 June 2016
8
DIVIDEND DECLARATION
The Sibanye Board approved an Interim Dividend, number 4,
of 85 SA cents per share (gross) for the six months ended
30 June 2016.
Sibanye‘s dividend policy is to return between 25% and 35%
of normalised earnings to shareholders. The Board may also
consider declaring a special dividend after due
consideration of the Group cash position and future
requirements. Normalised earnings are defined as: basic
earnings excluding gains and losses on foreign exchange
and financial instruments, non-recurring items and its share of result of associates, after taxation.
The Interim Dividend is subject to the Dividends Withholding
Tax. In accordance with paragraphs 11.17 (a) (i) and 11.17
(c) of the JSE Listings Requirements the following additional information is disclosed:
·   The dividend has been declared out of income reserves;
·   The local Dividends Withholding Tax rate is 15% (fifteen
    per centum);
·   The gross local dividend amount is 85 SA cents per
    ordinary share for shareholders exempt from the
    Dividends Tax;
·   The Dividend Withholding Tax of 15% will be applicable to
    this dividend;
·   The net local dividend amount is 72.2500 SA cents (85%
    of 85 SA cents) per ordinary share for shareholders liable to pay the Dividends Withholding Tax;
·   Sibanye currently has 923,902,469 ordinary shares in issue;
·   Sibanye’s Auditors are KPMG Inc. and the individual
    auditor is Jacques Erasmus; and
·   Sibanye’s income tax reference number is 9431 292 151.
Shareholders are advised of the following dates in respect of the Interim Dividend:
·   Interim Dividend number 4: 85 SA cents per share.
·   Last date to trade cum dividend: Tuesday, 20 September
    2016.
·   Sterling and US dollar conversion date: Wednesday,
    21 September 2016.
·   Shares commence trading ex-dividend: Wednesday,
    21 September 2016.
·   Record date: Friday, 23 September 2016.
·   Payment of dividend: Monday, 26 September 2016.
Please note that share certificates may not be
dematerialised or rematerialised between Wednesday,
21 September 2016, and Friday, 23 September 2016, both
dates inclusive.

Sibanye
Gold
Operating and Financial Results | Six months ended 30 June 2016
SALIENT FEATURES AND COST BENCHMARKS
Gold Division – Salient features and cost benchmarks for the six months ended 30 June 2016,
31 December 2015 and 30 June 2015
Gold Division
Driefontein
Kloof
Beatrix
Cooke
Total
Under-
ground
Surface
Under-
ground Surface
Under-
ground Surface
Under-
ground Surface
Under-
ground Surface
Tons milled/treated
000’ton
Jun 2016
10,007
4,066
5,941
1,033
1,899
937
1,191
1,418
751
678
2,100
Dec 2015
10,129
4,539
5,590
1,203
1,764
1,064
996
1,441
756
831
2,074
Jun 2015
9,732
4,045
5,687
1,209
1,596
915
1,002
1,282
840
639
2,249
Yield
g/t
Jun 2016
2.32
5.10
0.42
6.50
0.61
7.09
0.63
3.26
0.29
4.05
0.18
Dec 2015
2.52
5.13
0.41
6.69
0.60
6.44
0.62
3.72
0.32
3.62
0.19
Jun 2015
2.28
4.90
0.42
6.04
0.60
6.55
0.60
3.27
0.37
3.67
0.22
Gold produced/sold
kg
Jun 2016
23,229
20,726
2,503
6,712
1,161
6,642
746
4,626
218
2,746
378
Dec 2015
25,571
23,271
2,300
8,043
1,050
6,852
619
5,364
240
3,012
391
Jun 2015
22,204
19,838
2,366
7,302
955
5,996
601
4,193
308
2,347
502
000’oz
Jun 2016
746.8
666.3
80.5
215.8
37.3
213.5
24.0
148.7
7.0
88.3
12.2
Dec 2015
822.1
748.2
73.9
258.6
33.7
220.3
19.9
172.5
7.7
96.8
12.6
Jun 2015
713.9
637.8
76.1
234.8
30.7
192.8
19.3
134.8
9.9
75.4
16.2
Gold price received
R/kg
Jun 2016
603,427
603,595
603,384
604,129
601,312
Dec 2015
487,736
487,078
488,583
488,276
486,747
Jun 2015
461,426
461,063
460,997
461,942
462,654
US$/oz
Jun 2016
1,220
1,221
1,220
1,222
1,216
Dec 2015
1,115
1,113
1,117
1,116
1,112
Jun 2015
1,207
1,206
1,206
1,209
1,210
Operating cost
R/ton
Jun 2016
869
1,937
138
2,354
177
2,471
171
1,219
132
2,062
87
Dec 2015
839
1,714
129
1,953
165
2,181
160
1,167
134
1,719
81
Jun 2015
810
1,770
126
1,929
164
2,332
163
1,173
125
1,864
84
Operating margin
%
Jun 2016
38
37
45
40
52
42
55
38
24
15
19
Dec 2015
32
32
35
40
43
31
47
36
14
3
8
Jun 2015
23
22
34
31
41
23
42
22
27
(9)
17
Total cash cost
1
R/kg
Jun 2016
381,635
360,130
350,189
384,723
505,410
Dec 2015
339,017
300,319
337,692
326,481
465,971
Jun 2015
357,508
320,165
348,507
358,609
484,872
US$/oz
Jun 2016
772
728
708
778
1,022
Dec 2015
775
686
772
746
1,065
Jun 2015
935
838
912
938
1,269
All-in sustaining cost
R/kg
Jun 2016
448,922
422,253
427,883
452,044
560,723
Dec 2015
411,795
370,043
416,905
389,097
523,244
Jun 2015
434,769
377,837
436,774
432,482
564,058
US$/oz
Jun 2016
908
854
865
914
1,134
Dec 2015
941
846
953
889
1,196
Jun 2015
1,137
988
1,143
1,131
1,476
All-in cost
R/kg
Jun 2016
465,952
424,400
432,661
452,106
562,164
Dec 2015
421,548
371,572
425,177
389,097
527,329
Jun 2015
441,348
378,334
437,062
432,482
565,356
US$/oz
Jun 2016
942
858
875
914
1,137
Dec 2015
963
849
972
889
1,205
Jun 2015
1,155
990
1,143
1,131
1,479
All-in cost margin
%
Jun 2016
23
30
28
25
7
Dec 2015
14
24
13
20
(8)
Jun 2015
4
18
5
6
(22)
Total capital expenditure
2
R’mil
Jun 2016
1,638.6
468.2
539.8
289.2
113.2
Dec 2015
1,787.9
579.1
598.7
300.7
154.8
Jun 2015
1,556.9
415.1
531.2
295.8
182.6
US$’mil
Jun 2016
106.5
30.4
35.1
18.8
7.4
Dec 2015
131.4
43.1
43.9
21.8
11.2
Jun 2015
130.9
34.9
44.7
24.9
15.4
Average exchange rates for the six months ended 30 June 2016, 31 December 2015 and 30 June 2015 were R15.38/US$, R13.61/US$ and R11.89/US$ respectively.
Figures may not add as they are rounded independently.
1
Total cash cost is calculated in accordance with the Gold Institute Industry Standard.
2
Included in total capital expenditure is expenditure of R228.2 million (US$14.8 million), R154.6 million (US$11.4 million) and R132.2 million (US$11.1 million) for the six months ended
30 June 2016, 31 December 2015 and 30 June 2015, respectively of which, the majority was spent on our growth project, Burnstone.

Sibanye
Gold
Operating and Financial Results | Six months ended 30 June 2016
10
Platinum Division – Salient features and cost benchmarks for the three months ended
30 June 2016, since acquisition on 12 April 2016
Platinum Division – attributable
1
Kroondal
Mimosa
Plat Mile
Total
Under-
ground
Surface
100%
managed
100%
managed
Surface
Tons milled/treated
000’ton
Jun 2016
2,692
1,259
1,433
1,863
654
1,433
Plant head grade
g/t
Jun 2016
1.65
2.78
0.65
2.50
3.57
0.65
Plant recoveries
%
Jun 2016
65.09
80.15
8.58
80.96
78.54
8.58
PGM 4E production
2
4Eoz
Jun 2016
92,773
90,198
2,575
121,414
58,981
2,575
PGM 4E basket price received
2
R/4Eoz
Jun 2016
12,499
12,491
12,769
12,578
12,313
12,769
US$/4Eoz
Jun 2016
832
831
846
836
822
846
Cash operating cost
R/ton
Jun 2016
354
735
19
630
1,035
19
US$/ton
Jun 2016
24
49
1
42
69
1
Cash operating margin
%
Jun 2016
13
14
(2)
10
19
(2)
Cash operating cost
R/4Eoz
Jun 2016
10,268
10,256
10,660
9,661
11,482
10,660
US$/4Eoz
Jun 2016
683
682
707
642
766
707
1
Platinum Division includes the attributable operations of Kroondal (50%), Mimosa (50%) and Platinum Mile surface operation.
2
Production per product.
Production
ounces
Platinum
51,346
Palladium
31,022
Rhodium
7,996
Gold
2,409
4Eoz
92,773
Ruthenium
12,186
Iridium
3,079
Total oz
108,038

Sibanye
Gold
Operating and Financial Results | Six months ended 30 June 2016
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Condensed consolidated income statement
Figures are in millions unless otherwise stated
United States Dollars
South African Rand
Six months ended
Six months ended
Jun
2015
Dec
2015
Jun
2016
Notes
Jun
2016
Dec
2015
Jun
2015
861.7
920.1
956.1
Revenue
14,704.7
12,471.9
10,245.5
(662.7)
(622.1)
(605.4)
Operating costs
(9,311.8)
(8,500.9)
(7,879.5)
199.0
298.0
350.7
Operating profit
5,392.9
3,971.0
2,366.0
(135.3)
(149.9)
(126.5)
Amortisation and depreciation
(1,945.4)
(2,028.0)
(1,608.6)
63.7
148.1
224.2
Net operating profit
3,447.5
1,943.0
757.4
9.8
10.4
10.5
Investment income
161.8
140.1
116.9
(22.1)
(22.0)
(25.0)
Finance expenses
(385.2)
(298.9)
(262.9)
(5.3)
(0.8)
(5.6)
Net other costs
(85.1)
(15.5)
(63.1)
(1.1)
(0.8)
-
Exploration and feasibility costs
(0.1)
(10.7)
(12.9)
2.4
6.7
(5.5)
Share of results of equity-accounted investments after tax
(84.9)
87.2
28.8
(12.2)
(9.3)
(8.9)
Share-based payments
2
(137.4)
(129.4)
(145.0)
2.1
(20.2)
(76.5)
(Loss)/gain on financial instruments
3
(1,177.0)
(254.5)
25.0
(4.2)
(23.1)
2.5
Gain/(loss) on foreign exchange differences
37.9
(309.6)
(49.8)
33.1
89.0
115.7
Profit before non-recurring items
1,777.5
1,151.7
394.4
1.2
3.4
3.5
Gain on disposal of property, plant and equipment
53.1
44.5
14.2
-
-
(53.3)
Impairments
4
(819.1)
-
-
(2.6)
(5.6)
(2.5)
Restructuring costs
(38.9)
(73.6)
(31.2)
-
(2.0)
(7.4)
Transaction costs
(113.6)
(25.7)
-
(13.3)
-
-
Net loss on derecognition of financial guarantee
asset and liability
-
-
(158.3)
18.4
84.8
56.0
Profit before royalties and tax
859.0
1,096.9
219.1
(11.7)
(19.7)
(17.3)
Royalties
(265.5)
(261.2)
(139.4)
6.7
65.1
38.7
Profit before tax
593.5
835.7
79.7
0.4
(30.0)
(32.9)
Mining and income tax
(505.4)
(382.5)
5.3
(13.6)
(41.0)
(32.1)
- Current tax
(493.7)
(535.0)
(161.7)
14.0
11.0
(0.8)
- Deferred tax
(11.7)
152.5
167.0
7.1
35.1
5.8
Profit for the period
88.1
453.2
85.0
Profit/(loss) for the period attributable to:
15.1
41.1
21.7
- Owners of Sibanye
333.0
537.1
179.8
(8.0)
(6.0)
(15.9)
- Non-controlling interests
(244.9)
(83.9)
(94.8)
Earnings per ordinary share (cents)
2
4
2
Basic earnings per share
36
59
20
2
4
2
Diluted earnings per share
36
58
20
909,295
914,771
919,089
Weighted average number of shares (‘000)
919,089
914,771
909,295
913,536
920,442
924,760
Diluted weighted average number of shares (‘000)
924,760
920,442
913,536
Headline earnings per ordinary share (cents)
5
2
4
8
Headline earnings per share
121
55
19
2
4
8
Diluted headline earnings per share
120
55
19
11.89
13.61
15.38
Average R/US$ rate
The condensed consolidated financial statements for the period ended 30 June 2016 have been prepared by Sibanye’s Group financial reporting team headed by Alicia Brink. This process was supervised by the Group’s Chief Financial Officer, Charl Keyter and approved by the board of Sibanye.

Sibanye
Gold
Operating and Financial Results | Six months ended 30 June 2016
12
Condensed consolidated statement of other comprehensive income
Figures are in millions unless otherwise stated
United States Dollars
South African Rand
Six months ended
Six months ended
Jun
2015
Dec
2015
Jun
2016
Jun
2016
Dec
2015
Jun
2015
7.1
35.1
5.8
Profit for the period
88.1
453.2
85.0
(64.1)
(265.2)
54.4
Other comprehensive income, net of tax
9.5
-
-
-
-
-
Foreign currency translation adjustments
9.5
-
-
(64.1)
(265.2)
54.4
Currency translation adjustments
1
-
-
-
(57.0)
(230.1)
60.2
Total comprehensive income
97.6
453.2
85.0
Total comprehensive income attributable to:
(47.8)
(221.1)
76.6
- Owners of Sibanye
342.5
537.1
179.8
(9.2)
(9.0)
(16.4)
- Non-controlling interests
(244.9)
(83.9)
(94.8)
11.89
13.61
15.38
Average R/US$ rate
1
The currency translation adjustments arise on the convenience translation of the South African Rand amount to the United States Dollar. These gains and losses will never be reclassified to profit and loss.
Condensed consolidated statement of financial position
Figures are in millions unless otherwise stated
United States Dollars
South African Rand
Jun
2015
Dec
2015
Jun
2016
Notes
Jun
2016
Dec
2015
Jun
2015
2,120.0
1,641.9
1,991.2
Non-current assets
29,271.6
25,515.0
25,800.2
1,861.1
1,424.2
1,579.0
Property, plant and equipment
23,211.0
22,132.4
22,648.6
60.5
47.4
65.5
Goodwill
6
962.4
736.7
736.7
8.1
10.8
149.1
Equity-accounted investments
7
2,192.2
167.5
98.2
0.1
0.1
0.1
Investments
1.3
1.3
1.4
186.0
155.3
180.6
Environmental rehabilitation obligation funds
2,655.5
2,413.9
2,263.9
-
-
7.5
Non-current receivables
110.3
-
-
4.2
4.1
9.4
Deferred tax
138.9
63.2
51.4
187.7
177.0
241.9
Current assets
3,555.6
2,750.7
2,284.8
31.8
26.1
37.5
Inventories
550.8
405.9
386.5
85.7
104.7
145.2
Trade and other receivables
2,134.1
1,627.4
1,043.8
70.2
46.2
59.2
Cash and cash equivalents
870.7
717.4
854.5
2,307.7
1,818.9
2,233.1
Total assets
32,827.2
28,265.7
28,085.0
1,196.7
964.3
976.3
Shareholders’ equity
14,352.1
14,984.8
14,563.7
785.7
510.5
701.1
Non-current liabilities
10,306.2
7,933.6
9,561.5
304.2
229.2
249.5
Deferred tax
3,667.7
3,561.4
3,702.1
260.8
116.4
221.0
Borrowings
8
3,248.6
1,808.3
3,174.0
212.3
155.1
227.2
Environmental rehabilitation obligation
9
3,340.4
2,411.0
2,583.1
1.2
1.0
1.1
Post-retirement healthcare obligation
16.3
16.3
15.0
-
-
2.3
Non-current payables
33.2
-
-
7.2
8.8
-
Share-based payment obligations
-
136.6
87.3
325.3
344.1
555.7
Current liabilities
8,168.9
5,347.3
3,959.8
235.1
177.6
264.1
Trade and other payables
3,881.7
2,759.4
2,861.7
14.3
8.3
10.9
Taxation and royalties payable
160.8
129.6
174.3
44.6
128.4
257.2
Current portion of borrowings
8
3,780.3
1,995.3
542.3
31.3
29.8
23.5
Current portion of share-based payment obligations
346.1
463.0
381.5
2,307.7
1,818.9
2,233.1
Total equity and liabilities
32,827.2
28,265.7
28,085.0
136.8
87.6
300.2
Net debt
1
4,412.7
1,361.9
1,664.8
12.17
15.54
14.70
Closing R/US$ rate
1
Net debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye and therefore exclude the Burnstone Debt. Net debt excludes Burnstone cash and cash equivalents.

Sibanye
Gold
Operating and Financial Results | Six months ended 30 June 2016
Condensed consolidated statement of changes in equity
Figures are in millions unless otherwise stated
United States Dollars
South African Rand
Stated
capital
Other
Reserves
Accumu-
lated
loss
Non-
controlling
interest
Total
equity
Total
equity
Non-
controlling
interest
Accumu-
lated
loss
Other
Reserves
Stated
capital
2,388.6
550.2
(1,671.0)
28.5
1,296.3
Balance at 31 December 2014
14,985.9
329.6
(9,897.4)
2,819.1
21,734.6
-
(62.9)
15.1
(9.2)
(57.0)     Total comprehensive income for the period
85.0
(94.8)
179.8
-
-
-
-
15.1
(8.0)
7.1
Profit for the period
85.0
(94.8)
179.8
-
-
-
(62.9)
-
(1.2)
(64.1)
Other comprehensive income net of tax
-
-
-
-
-
-
-
(47.6)
-
(47.6)
Dividends paid
(567.1)
-
(567.1)
-
-
-
5.0
-
-
5.0
Share-based payments
59.9
-
-
59.9
-
-
-
1.7
(1.7)
-
Transactions with non-controlling interests
-
(20.0)
20.0
-
-
2,388.6
492.3
(1,701.8)
17.6
1,196.7
Balance at 30 June 2015
14,563.7
214.8       (10,264.7)
2,879.0
21,734.6
-
(262.2)
41.1
(9.0)
(230.1)     Total comprehensive income for the period
453.2
(83.9)
537.1
-
-
-
-
41.1
(6.0)
35.1
Profit for the period
453.2
(83.9)
537.1
-
-
-
(262.2)
-
(3.0)
(265.2)
Other comprehensive income net of tax
-
-
-
-
-
-
-
(6.6)
-
(6.6)
Dividends paid
(91.3)
-
(91.3)
-
-
-
4.3
-
-
4.3
Share-based payments
59.2
-
-
59.2
-
-
-
1.5
(1.5)
-
Transactions with non-controlling interests
-
(21.1)
21.1
-
-
2,388.6
234.4
(1,665.8)
7.1
964.3
Balance at 31 December 2015
14,984.8
109.8
(9,797.8)
2,938.2
21,734.6
-
54.9
21.7
(16.4)
60.2     Total comprehensive income for the period
97.6
(244.9)
333.0
9.5
-
-
-
21.7
(15.9)
5.8
Profit for the period
88.1
(244.9)
333.0
-
-
-
54.9
-
(0.5)
54.4
Other comprehensive income net of tax
9.5
-
-
9.5
-
-
-
(54.3)
-
(54.3)
Dividends paid
(825.4)
-
(825.4)
-
-
-
-
-
0.8
0.8
     Acquisition of subsidiary with non-controlling
interest
12.9
12.9
-
-
-
-
5.3
-
-
5.3
Share-based payments
82.2
-
-
82.2
-
-
-
1.4
(1.4)
-
Transactions with non-controlling interest
-
(21.6)
21.6
-
-
2,388.6
294.6
(1,697.0)
(9.9)
976.3
Balance at 30 June 2016
14,352.1
(143.8) (10,268.6)
3,029.9
21,734.6

Sibanye
Gold
Operating and Financial Results | Six months ended 30 June 2016
14
Condensed consolidated statement of cash flows
Figures are in millions unless otherwise stated
United States Dollars
South African Rand
Six month ended
Six month ended
Jun
2015
Dec
2015
Jun
2016
Notes
Jun
2016
Dec
2015
Jun
2015
Cash flows from operating activities
189.5
291.3
333.3
Cash generated by operations
5,126.5
3,877.2
2,253.1
(0.5)
(2.8)
(96.9)
Cash-settled share-based payments paid
2
(1,489.8)
(35.8)
(6.4)
3.1
(55.5)
33.1
Change in working capital
509.0
(705.3)
37.3
192.1
233.0
269.5
Cash generated from operating activities
4,145.7
3,136.1
2,284.0
(4.4)
-
-
Guarantee release fee paid
-
-
(51.8)
3.8
5.4
4.1
Interest received
63.4
72.2
45.1
(10.0)
(10.4)
(11.1)
Interest paid
(170.2)
(141.7)
(118.5)
(9.0)
(22.0)
(16.7)
Royalties paid
(256.3)
(288.9)
(106.5)
(8.8)
(42.7)
(31.5)
Tax paid
(484.9)
(552.0)
(104.3)
(47.6)
(6.6)
(53.7)
Dividends paid
(825.4)
(91.3)
(567.1)
116.1
156.7
160.6
Net cash from operating activities
2,472.3
2,134.4
1,380.9
Cash flows from investing activities
(130.9)
(131.4)
(114.5)
Additions to property, plant and equipment
(1,761.4)
(1,787.9)
(1,556.9)
1.5
3.6
3.6
Proceeds on disposal of property, plant and equipment
55.0
47.2
17.9
-
(6.1)
(0.2)
Contributions to funds and payment of environmental
rehabilitation obligation
(3.3)
(77.8)
(0.3)
-
-
(294.0)
Investment in subsidiary
6
(4,301.5)
-
-
-
-
33.7
Cash acquired on acquisition of subsidiaries
6
494.1
-
-
-
(0.2)
(1.0)
Loan advanced to equity-accounted investee
(15.5)
(3.0)
-
-
1.4
-
Loan repaid by equity-accounted investee
-
20.9
-
(129.4)
(132.7)
(372.4)
Net cash used in investing activities
(5,532.6)
(1,800.6)
(1,539.3)
Cash flows from financing activities
130.5
-
346.3
Loans raised
8
5,325.5
-
1,552.0
(92.7)
(29.3)
(127.1)
Loans repaid
8
(1,954.9)
(470.9)
(1,102.0)
37.8
(29.3)
219.2
Net cash from/(used in) financing activities
3,370.6
(470.9)
450.0
24.5
(5.3)
7.4
Net increase/(decrease) in cash and cash equivalent
310.3
(137.1)
291.6
(3.0)
(18.7)
5.6
Effect of exchange rate fluctuations on cash held
(157.0)
-
-
48.7
70.2
46.2
Cash and cash equivalents at beginning of period
717.4
854.5
562.9
70.2
46.2
59.2
Cash and cash equivalents at end of period
870.7
717.4
854.5
11.89
13.61
15.38
Average R/US$ rate
12.17
15.54
14.70
Closing R/US$ rate

Sibanye
Gold
Operating and Financial Results | Six months ended 30 June 2016
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1.
Basis of accounting and preparation
The condensed consolidated interim financial statements for the six months ended 30 June 2016 have been prepared and presented in accordance with the requirements of the JSE Listings Requirements for interim reports and the requirements of the Companies Act of South Africa. The JSE Listings Requirements require interim reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards
(“IFRS”) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial
Pronouncements as issued by Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting. The accounting policies used in the preparation of the condensed consolidated interim financial statements are in terms of IFRS and are consistent with those applied in the preparation of the audited consolidated financial statements of Sibanye (“the Group”) for the year ended 31 December 2015. The accounting policies (including significant accounting judgements and estimates), however, have been expanded for the PGM assets
(due to the Aquarius acquisition) mainly relating to:
•    Revenue arising from PGM concentrate sales is recognised when risks and rewards of ownership of the mine product has passed to the buyer pursuant to a sales contract. The sales price is determined on a provisional basis at the date of delivery. Adjustments to the sales price occur based on movements in the metal market price up to the date of final pricing. Revenue on provisionally priced sales is initially recorded at the estimated fair value of the consideration receivable, determined with reference to estimated forward prices using consensus forecasts. The fair value of the final sales price adjustment is re-estimated continuously and changes in fair value recognised as an adjustment to revenue in profit or loss and trade receivables in the statement of financial position.
•    Judgement is required to determine when the Group has joint control, which requires an assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. The Group has determined that the relevant activities for its joint arrangements are those relating to the operating and capital decisions of the arrangement. The considerations made in determining joint control are similar to those necessary to determine control over subsidiaries. Judgement is also required to classify a joint arrangement as either a joint operation or a joint venture.
Classifying the arrangement requires the Group to assess their rights and obligations arising from the arrangement.
     In terms of the Group’s accounting policies:
•    Joint ventures are accounted for using the equity method; and
•    Joint operations are accounted for by recognising the proportionate share of assets, liabilities and transactions incurred jointly.
The condensed consolidated income statement and statements of other comprehensive income and cash flows for the six months ended 31 December 2015 were prepared by subtracting the reviewed condensed consolidated financial statements for the period ended 30 June 2015 from the audited comprehensive consolidated financial statements for the year ended 31
December 2015. The US dollar consolidated comprehensive income statement, statement of changes in equity and the statement of cash flows have not been audited. The statement of financial position for 31 December 2015 was extracted from the audited comprehensive consolidated financial statements for the year ended 31 December 2015.
The translation of the financial statements into US Dollar is based on the average exchange rate for the period for the income statement, statement of other comprehensive income and statement of cash flows and the period-end closing exchange rate for the statement of financial position items. Exchange differences on translation are accounted for in the statement of other comprehensive income. This information is provided as supplementary information only.
2.
Share-based payments
Figures are in South African Rand millions unless otherwise stated
Six months ended
Jun
2016
Dec
2015
Jun
2015
Sibanye Gold Limited 2013 Share Plan
(82.2)
(59.2)
(59.9)
Sibanye Gold Limited Phantom Share Scheme
(55.2)
(70.2)
(85.1)
Total share-based payments
(137.4)
(129.4)
(145.0)
Sibanye Gold Limited Phantom Share Scheme
On 14 May 2013 Sibanye’s Remuneration Committee limited the issuance of share options for the 2013 allocation under the
Sibanye Gold Limited 2013 Share Plan (“SGL Share Plan”) to senior management only. Middle and certain senior management, who previously participated in the equity-settled share option scheme, now participate in a cash-settled share scheme, the Sibanye Gold 2013 Phantom Share Scheme (“SGL Phantom Scheme”).
The fair value of the cash-settled instruments at reporting date, used to value the share-based payment obligation, is determined using the same assumptions as for the grant date valuation. However, the respective models take into account the actual share data of the peer group for the period from the grant date to the reporting date.

Sibanye
Gold
Operating and Financial Results | Six months ended 30 June 2016
16
Reconciliation of the share-based payment obligation:
Figures are in South African Rand millions unless otherwise stated
Six months ended
Note
Jun
2016
Dec
2015
Jun
2015
Balance at beginning of the period
599.6
468.8
399.2
Share-based payments expensed
55.2
70.2
85.1
Fair value adjustment of obligation
1
3
1,181.1
96.4
(9.1)
Cash-settled share-based payments paid
2
(1,489.8)
(35.8)
(6.4)
Balance at end of the period
346.1
599.6
468.8
1
The fair value adjustment at reporting date is included in loss on financial instruments in profit or loss and not as part of share-based payments expense. The appreciation in
Sibanye's share price, which increased by approximately 120% during the six month period ended 30 June 2016, resulted in a fair value loss of R1,181.1 million.
2
Payments made during the period relates to vesting of shares to employees and proportionate vesting of shares to employees that have left the Group in good faith. Bonus
Share (“BS”) options under the SGL Share Plan are issued on grant date and thus dividends are paid when the Company declares a dividend. Similarly, the BS holders under the SGL Phantom Scheme receive share-based payments to the equivalent of dividends paid, which were also paid during the period.
3.
(Loss)/gain on financial instruments
Figures are in South African Rand millions unless otherwise stated
Six months ended
Jun
2016
Dec
2015
Jun
2015
Fair value adjustment of share-based payment obligation
(1,181.1)
(96.4)
9.1
Loss on revised cash flows of the Burnstone Debt
-
(162.5)
-
Other
4.1
4.4
15.9
Total (loss)/gain on financial instruments
(1,177.0)
(254.5)
25.0
4.
Impairments
Figures are in South African Rand millions unless otherwise stated
Six months ended
Jun
2016
Dec
2015
Jun
2015
Impairment of property, plant and equipment
(816.7)
-
-
Impairment of loan to equity-accounted investee
(2.4)
-
-
Total impairments
(819.1)
-
-
Despite intense monitoring and interventions by a joint management and labour committee over the last 17 months since the previous section 189 consultation was concluded, the Cooke 4 Operation has continued to fall short of production targets and losses have continued to accumulate. In view of the sustained losses at the Cooke 4 Operation and considering the extensive efforts to improve productivity and reduce the operation’s cost structures, Sibanye has given notice in terms of section 189 of the Labour Relations Act 66 of 1995. As a result a decision was taken during the six months ended 30 June 2016 to impair the Cooke 4 Operation’s mining assets by R816.7 million. This impairment was based on negative cash flow projections for the remainder of the life of mine.
5.
Reconciliation of headline earnings with profit for the period
Figures are in South African Rand millions unless otherwise stated
Six months ended
Jun
2016
Dec
2015
Jun
2015
Profit attributable to owners of Sibanye
333.0
537.1
179.8
Gain on disposal of property, plant and equipment
(53.1)
(44.5)
(14.2)
Impairment
819.1
-
-
Taxation effect of re-measurement items
14.9
12.4
4.0
Headline earnings
1,113.9
505.0
169.6
6.
Aquarius acquisition
On 6 October 2015 Sibanye announced a cash offer of US$0.195 per share for the entire issued share capital of Aquarius
Platinum Limited (“Aquarius”) (“the Aquarius Transaction”), valuing Aquarius at US$294 million. The transaction was subject to the fulfilment of various conditions precedent which were completed on 12 April 2016.
On 12 April 2016, Sibanye paid R4,302 million to the Aquarius shareholders and obtained control (100%) of Aquarius.
The acquisition has a strong strategic and financial rationale for Sibanye, both as a stand-alone transaction and when considered in conjunction with the announcement on 9 September 2015 of the conditional acquisition of the Rustenburg
PGM operations from Anglo American Platinum Limited. These acquisitions will result in significant value creation through the realisation of synergies between the PGM assets in the Rustenburg area thereby enhancing Sibanye’s platinum portfolio.
The Aquarius operations are efficiently managed, mechanised and low-cost operations that will consolidate Sibanye’s position in the South African PGM sector and also provide Sibanye with additional PGM operational experience.
For the three months ended 30 June 2016, Aquarius contributed revenue of R687.7 million and a loss of R5.5 million to the
Group’s results.

Sibanye
Gold
Operating and Financial Results | Six months ended 30 June 2016
The purchase price allocation has been prepared on a provisional basis in accordance with IFRS 3 Business Combinations
(“IFRS 3”).
If new information obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date identifies adjustments to the below amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.
Consideration transferred
The consideration paid is as follows:
Figures are in South African Rand millions unless otherwise stated
Jun
2016
Cash
4,301.5
Total consideration paid
4,301.5
Acquisition related costs
The Group incurred acquisition related costs of R86.2 million on advisory and legal fees. These costs are recognised as transaction costs in profit or loss.
Identifiable assets acquired and liabilities assumed
The following table summarises the provisional fair value of assets acquired and liabilities assumed at the acquisition date:
Figures are in South African Rand millions unless otherwise stated
Notes
Jun
2016
Property, plant and equipment
1,923.8
Equity-accounted investments
7
2,066.7
Environmental rehabilitation obligation funds
151.9
Non-current receivables
108.4
Inventories
155.0
Trade and other receivables
908.9
Cash and cash equivalents
494.1
Deferred tax
(18.9)
Environmental rehabilitation obligation
9
(630.0)
Non-current payables
(32.4)
Trade and other payables
(1,025.6)
Tax and royalties payable
(13.2)
Total fair value of identifiable net assets acquired
4,088.7
The fair value of assets and liabilities excluding property plant and equipment, and environmental rehabilitation obligation approximate their carrying value. The fair value of property, plant and equipment was based on the expected discounted cash flows of the expected platinum group metal (“PGM”) reserves and costs to extract the PGMs discounted at a discount rate of 9% for Kroondal and Platinum Mile, and 15% for Mimosa, and an average PGM (4E) basket price of R14,700/oz.
Goodwill
Goodwill arising from the acquisition has been recognised as follows:
Figures are in South African Rand millions unless otherwise stated
Jun
2016
Consideration paid
4,301.5
Fair value of identifiable net assets
(4,088.7)
Non-controlling interests, based on their proportionate interest in the recognised amounts of the assets and liabilities
12.9
Goodwill
225.7
The goodwill arose on the acquisition of Aquarius and is attributable to the synergies between the PGM assets in the
Rustenburg area.
The allocation of goodwill has been provisionally allocated to the various cash generating units. None of the goodwill recognised is expected to be deducted for tax purposes.

Sibanye
Gold
Operating and Financial Results | Six months ended 30 June 2016
18
7. Equity-accounted investments
The Group holds the following equity-accounted investments:
Figures are in South African Rand millions unless otherwise stated
Six months ended
Jun
2016
Dec
2015
Jun
2015
Rand Refinery
93.9
148.7
83.6
Mimosa
2,046.8
-
-
Other equity-accounted investments
51.5
18.8
14.6
Total equity-accounted investments
2,192.2
167.5
98.2
Rand Refinery
Sibanye has a 33.1% interest in Rand Refinery Proprietary Limited (“Rand Refinery”) which is accounted for using the equity method.
Rand Refinery recognised losses during the period as a result of potential gold lock-up in the smelter which could be recovered in future months and inefficiencies in processing by-product stockpiles.
The carrying value of Rand Refinery remains an area of estimation and uncertainty.
The equity-accounted investment in Rand Refinery movement for the period is as follows:
Figures are in South African Rand millions unless otherwise stated
Six months ended
Jun
2016
Dec
2015
Jun
2015
Balance at beginning of the period
148.7
83.6
55.1
Share of results of equity-accounted investee after tax
(75.5)
86.0
28.5
Loan advanced to/(repaid by) equity-accounted investee
20.7
(20.9)
-
Balance at end of the period
93.9
148.7
83.6
Mimosa
Sibanye has a 50% interest in Mimosa Investments Limited, which owns and operates the Mimosa mine.
The equity-accounted investment in Mimosa movement for the period is as follows:
Figures are in South African Rand millions unless otherwise stated
Six months ended
Note
Jun
2016
Dec
2015
Jun
2015
Balance at beginning of the period
-
-
-
Share of results of equity-accounted investee after tax
(29.0)
-
-
Gain on foreign exchange differences
9.1
-
-
Equity-accounted investment on acquisition of subsidiaries
6
2,066.7
-
-
Balance at end of the period
2,046.8
-
-
8. Borrowings
Figures are in South African Rand millions unless otherwise stated
Six month periods ended
Jun
2016
Dec
2015
Jun
2015
Balance at beginning of the period
3,803.6
3,716.3
3,170.0
Loans raised
5,325.5
-
1,552.0
- R4.5 Billion Facilities
1,936.4
-
1,000.0
- US$350 million revolving credit facility
2,217.5
-
-
- Other uncommitted facilities
1,171.6
-
552.0
Loans repaid
(1,954.9)
(470.9)
(1,102.0)
- R4.5 Billion Facilities
(650.0)
(470.9)
(550.0)
- US$350 million revolving credit facility
(653.3)
-
-
- Other uncommitted facilities
(651.6)
-
(552.0)
Franco-Nevada settlement (non-cash)
(21.3)
(20.2)
(14.4)
Unwinding of loans recognised at amortised cost
72.4
55.1
47.2
Loss on revised estimated cash flows
-
162.5
-
(Gain)/loss on foreign exchange difference
(196.4)
360.8
63.5
Balance at end of the period
7,028.9
3,803.6
3,716.3
Borrowings consist of:
- R 4.5 Billion Facilities
3,249.2
1,961.6
2,431.2
- Franco Nevada
11.1
33.7
44.3
- US$350 million revolving credit facility
1,470.0
-
-
- Burnstone Debt
1,778.6
1,808.3
1,240.8
- Other borrowings
520.0
-
-
Borrowings
7,028.9
3,803.6
3,716.3
Current portion of borrowings
(3,780.3)
(1,995.3)
(542.3)
Non-current borrowings
3,248.6
1,808.3
3,174.0

Sibanye
Gold
Operating and Financial Results | Six months ended 30 June 2016
9.
Environmental rehabilitation obligation
Figures are in South African Rand millions unless otherwise stated
Six months ended
Note
Jun
2016
Dec
2015
Jun
2015
Balance at beginning of the period
2,411.0
2,583.1              2,486.8
Interest charge
142.0
101.3 96.6
Payment of environmental rehabilitation obligation
-
- (0.3)
Change in estimates
1
157.4
(273.4) -
Environmental rehabilitation obligation assumed on acquisition of subsidiaries 6
630.0
- -
Balance at end of the period
3,340.4
2,411.0 2,583.1
1
Changes in estimates are defined as changes in reserves and corresponding changes in life of mine, changes in discount rates, and changes in laws and regulations governing environmental matters. During the six months ended 30 June 2016, the environmental rehabilitation obligation acquired is calculated based on the weighted average cost of capital in terms of IFRS 3 for acquisition purposes. Subsequent to initial recognition the provision was recalculated based on the risk free rate of interest in terms of IAS 37. The resulting change in estimate was R157.4 million
10. Fair value of financial assets and financial liabilities
The fair value of financial instruments is estimated based on ruling market prices, volatilities and interest rates at 30 June 2016.
The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1: unadjusted quoted prices in active markets for identical asset or liabilities;
Level 2: inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The following tables set out the Group’s significant financial instruments measured at fair value by level within the fair value hierarchy:
Figures are in South African Rand millions unless otherwise stated
Level 1
Level 2
Level 3
Total
Level 1 Level 2 Level 3
Total
Level 1 Level 2 Level 3
Total
Jun 2016
Dec 2015
Jun 2015
Financial assets measured
at fair value
Environmental rehabilitation
obligation funds
2,655.5
-
-
2,665.5
2,413.9 - -
2,413.9
2,263.9 - -
2,263.9
11. Contingent liabilities
As previously indicated, the claims relating to silicosis and other occupational lung diseases (“OLD”) are being defended.
On 13 May, 2016, the High Court ruled in favour of the applicants and found that there were sufficient common issues to certify two industry-wide classes: (i) a silicosis class comprising current and former mine workers who have contracted silicosis and the dependents of mine workers who have died of silicosis; and (ii) a tuberculosis class comprising current and former mine workers who have worked on the mines for a period of not less than two years and who have contracted pulmonary tuberculosis and the dependents of deceased mine workers who died of pulmonary tuberculosis. The High Court ordered a two-stage process in the class action: (i) resolve common issues and allow individuals to opt out, and (ii) allow the individuals to opt in to the class to make claims against the Respondents. The High Court also decided that claims for general damages will transmit to the estate of any deceased mine worker who dies after the date of filing of the certification application.
On 3 June 2016, Sibanye and the other Respondents filed an application with the High Court for leave to appeal to the
Supreme Court of Appeal. Arguments in the application for leave to appeal were heard on 23 June 2016. On 24 June 2016, leave to appeal was (i) granted in respect of the transferability of general damages claims but (ii) denied in respect of certification of silicosis and tuberculosis classes. On 15 July 2016, Sibanye and the other Respondents each filed petitions with the Supreme Court of Appeal for leave to appeal against the certification of the two separate classes for silicosis and tuberculosis.
At this stage, Sibanye can neither quantify the potential liability from the action due to the inherent legal and factual uncertainties with respect to the pending claims and other claims not yet filed against the Group nor can the length of time until finalisation be estimated.

Sibanye
Gold
Operating and Financial Results | Six months ended 30 June 2016
20
12. Events after the reporting date
There were no events that could have a material impact on the financial results of the Group after 30 June 2016, other than those disclosed below:
Dividend declared
An interim dividend in respect of the six months ended 30 June 2016 of 85 cents per share (ZAR) was approved by the Board.
This dividend is not reflected in these financial statements. The interim dividend will be subject to Dividend Withholding Tax.
The Rustenburg Operations acquisition
On 9 September 2015 Sibanye announced that it entered into written agreements with Rustenburg Platinum Mines Limited
(“RPM”), a wholly owned subsidiary of Anglo American Platinum Limited to acquire the Bathopele, Siphumelele (including
Khomanani), and Thembelani (including Khuseleka) mining operations, two concentrating plants, an on-site chrome recovery plant, the Western Limb Tailings Retreatment Plant, associated surface infrastructure and related assets and liabilities on a going concern basis (the “Rustenburg Operations”) (the “Rustenburg Operations Transaction”).
The purchase consideration comprises an upfront payment of R1.5 billion in cash or shares at the closing of the Rustenburg
Operation Transaction (“Closing”) and a deferred payment calculated as being equal to 35% of the distributable free cash flow generated by the Rustenburg Operations over a six year period from the later of Closing or 1 January 2017 (“Deferred
Payment”), subject to a minimum payment of R3.0 billion. In addition to the Deferred Payment, which allows for a favourably extended payment period; should the Rustenburg Operations generate negative distributable free cash flows in either 2016,
2017 or 2018, RPM will be required to pay up to R267 million per annum to ensure that the free cash flow for the relevant year is equal to zero.
The Rustenburg Operations Transaction is still subject to the granting, on or before 30 June 2017, of consent in terms of section
11 of the Mineral and Petroleum Resources Development Act for the sale of the mining right and prospecting right pursuant to the Rustenburg Operations Transaction, which consent is expected before the end of September 2016.
13. Liquidity
The Group’s current liabilities exceeded its current assets by R4,613.3 million as at 30 June 2016 (31 December 2015:
R2,596.6 million and 30 June 2015: R1,675.0 million). Current liabilities at 30 June 2016 includes the current portion of borrowings of R3,780.3 million which is due and payable in December 2016 under the R4.5 billion Facilities of R3,249.2 million and other short-term credit facilities of R531.1 million.
Sibanye generated net cash from operating activities of R2,472.3 million for the six months ended 30 June 2016. The Group has committed unutilised debt facilities of R3,675.0 million at 30 June 2016.
The Directors believe that the continuing cash generation by its operations and the remaining balance of the Company’s revolving credit facility will enable the Group to continue to meet its obligations as they fall due.
14. Mineral Reserves and Resources
There were no changes to the Mineral Reserves and Resources from what was previously reported by the Group at
31 December 2015.
The Aquarius acquisition added attributable 4E Reserves of approximately 5.5Moz and attributable 4E Resources of approximately 15.6Moz.
15. Auditors review
The condensed consolidated interim financial statements of Sibanye for the six month period ended 30 June 2016 have been reviewed by the Company’s auditor, KPMG Inc., on which an unmodified review conclusion was expressed. A copy of their review report is available for inspection at the Company’s registered office.
The auditor’s report does not necessarily report on all of the information contained in these financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should obtain a copy of the auditor’s report together with the accompanying financial information from the Company’s registered office.

Sibanye
Gold
Operating and Financial Results | Six months ended 30 June 2016
SEGMENT REPORTING
Segment financial results
Figures are in millions unless otherwise stated
South African Rand
For the six months ended
30 June 2016
For the three months ended
30 June 2016
1
Group
Total
Gold
Drie-
fontein
Kloof
Beatrix
Cooke
Cor-
porate
Total
Platinum Kroondal
Platinum
Mile
Mimosa
Cor-
porate
Revenue
14,704.7
14,017.0
4,752.1
4,457.8
2,926.4
1,878.5
2.2
687.7
658.3
29.4
419.6
(419.6)
Underground
13,170.7
12,512.4
4,054.1
4,009.6
2,795.6
1,650.9
2.2
658.3
658.3
-
419.6
(419.6)
Surface
1,534.0
1,504.6
698.0
448.2
130.8
227.6
-
29.4
-
29.4
-
-
Operating costs
(9,311.8)
(8,696.3)
(2,767.4)
(2,518.8)
(1,828.1)
(1,582.0)
-
(615.5)          (586.5)
(29.0)
(351.5)
351.5
Underground
(8,460.5)
(7,874.0)
(2,431.7)
(2,315.3)
(1,728.7)
(1,398.3)
-
(586.5)
(586.5)
-
(351.5)
351.5
Surface
(851.3)
(822.3)
(335.7)
(203.5)
(99.4)
(183.7)
-
(29.0)
-
(29.0)
-
-
Operating profit
5,392.9
5,320.7
1,984.7
1,939.0
1,098.3
296.5
2.2
72.2
71.8
0.4
68.1
(68.1)
Underground
4,710.6
4,638.4
1,622.4
1,694.3
1,066.9
252.6
2.2
72.2
71.8
0.4
68.1
(68.1)
Surface
682.3
682.3
362.3
244.7
31.4
43.9
-
-
-
-
-
-
Amortisation and depreciation
(1,945.4)     (1,889.5)
(494.3)
(565.5)
(391.3)
(425.7)
(12.7)
(55.9)
(45.9)
(0.4)
(67.9)
58.3
Net operating profit
3,447.5
3,431.2
1,490.4     1,373.5
707.0
(129.2)
(10.5)
16.3
25.9
-
0.2
(9.8)
Investment income
161.8
145.1
36.2
31.7
17.3
16.6
43.3
16.7
4.2
0.3
0.5
11.7
Finance expenses
(385.2)
(353.7)
(70.6)
(70.5)
(38.2)
(40.0)
(134.4)
(31.5)
(0.7)
-
(3.5)
(27.3)
Share-based payments
(137.4)
(137.4)
(10.9)
(9.4)
(6.7)
-
(110.4)
-
-
-
-
-
Exploration and feasibility costs
(0.1)
(0.1)
-
-
(0.1)
-
-
-
-
-
-
-
Net other costs
(1,309.1)     (1,123.3)
(225.4)
(182.2)
(151.7)
(5.0)
(559.0)
(185.8)
(4.6)
(0.2)
(1.6)
(179.4)
Non-recurring items
(918.5)
(915.1)
(4.9)
29.8
2.4
(820.4)
(122.0)
(3.4)
(1.0)
-
-
(2.4)
Royalties
(265.5)
(262.7)
(102.0)
(99.9)
(52.3)
(8.5)
-
(2.8)
-
-
(27.1)
24.3
Current tax
(493.7)
(493.6)
(203.0)
(208.3)
(85.5)
(0.8)
4.0
(0.1)
-
-
-
(0.1)
Deferred tax
(11.7)
(15.9)
(13.1)
(5.7)
9.1
(7.6)
1.4
4.2
-
(0.3)
2.5
2.0
Profit for the period
88.1
274.5
896.7
859.0
401.3
(994.9)
(887.6)
(186.4)
23.8
(0.2)
(29.0)
(181.0)
Profit attributable to:
Owners of Sibanye
333.0
519.3
896.7
859.0
401.3
(750.0)
(887.6)
(186.4)
23.8
(0.2)
(29.0)
(181.0)
Non-controlling interests
(244.9)
(244.9)
-
-
-
(244.9)
-
-
-
-
-
-
Capital expenditure
Total expenditure
(1,761.4)     (1,693.3)
(468.2)
(539.8)
(289.2)
(113.2)
(282.9)
(68.1)
(67.3)
(0.8)
(60.7)
60.7
Sustaining capital
(334.0)
(265.9)
(71.5)
(85.9)
(32.0)
(21.8)
(54.7)
(68.1)
(67.3)
(0.8)
(60.7)
60.7
Ore reserve development
(1,142.3)     (1,142.3)
(379.8)
(418.6)
(257.0)
(86.9)
-
-
-
-
-
-
Growth projects
(285.1)
(285.1)
(16.9)
(35.3)
(0.2)
(4.5)
(228.2)
-
-
-
-
-
United States Dollar
For the six months ended
30 June 2016
For the three months ended
30 June 2016
1
Group
Total
Gold
Drie-
fontein
Kloof
Beatrix
Cooke
Cor-
porate
Total
Platinum Kroondal
Platinum
Mile
Mimosa
Cor-
porate
Revenue
956.1
911.4
309.0
289.8
190.3
122.1
0.1
44.7
42.8
1.9
27.3
(27.3)
Underground
856.3
813.6
263.6
260.7
181.8
107.3
0.1
42.8
42.8
-
27.3
(27.3)
Surface
99.7
97.8
45.4
29.1
8.5
14.8
-
1.9
-
1.9
-
-
Operating costs
(605.4)
(565.4)
(179.9)
(163.7)
(118.9)
(102.8)
-
(40.0)
(38.1)
(1.9)
(22.9)
22.9
Underground
(550.1)
(512.0)
(158.1)
(150.5)
(112.4)
(90.9)
-
(38.1)
(38.1)
-
(22.9)
22.9
Surface
(55.3)
(53.4)
(21.8)
(13.2)
(6.5)
(11.9)
-
(1.9)
-
(1.9)
-
-
Operating profit
350.7
346.0
129.1
126.1
71.4
19.3
0.1
4.7
4.7
-
4.4
(4.4)
Underground
306.3
301.6
105.5
110.2
69.4
16.4
0.1
4.7
4.7
-
4.4
(4.4)
Surface
44.4
44.4
23.6
15.9
2.0
2.9
-
-
-
-
-
-
Amortisation and depreciation
(126.5)
(122.9)
(32.1)
(36.8)
(25.4)
(27.7)
(0.9)
(3.6)
(3.0)
-
(4.4)
3.8
Net operating profit
224.2
223.1
97.0
89.3
46.0
(8.4)
(0.8)
1.1
1.7
-
-
(0.6)
Investment income
10.5
9.4
2.4
2.1
1.1
1.1
2.7
1.1
0.3
-
-
0.8
Finance expenses
(25.0)
(23.0)
(4.6)
(4.6)
(2.5)
(2.6)
(8.7)
(2.0)
-
-
(0.2)
(1.8)
Share-based payments
(8.9)
(8.9)
(0.7)
(0.6)
(0.4)
-
(7.2)
-
-
-
-
-
Exploration and feasibility costs
-
-
-
-
-
-
-
-
-
-
-
-
Net other costs
(85.1)
(73.0)
(14.7)
(11.8)
(9.9)
(0.3)
(36.3)
(12.1)
(0.3)
-
(0.1)
(11.7)
Non-recurring items
(59.7)
(59.4)
(0.3)
1.9
0.2
(53.3)
(7.9)
(0.3)
(0.1)
-
-
(0.2)
Royalties
(17.3)
(17.1)
(6.6)
(6.5)
(3.4)
(0.6)
-
(0.2)
-
-
(1.8)
1.6
Current tax
(32.1)
(32.1)
(13.2)
(13.5)
(5.6)
(0.1)
0.3
-
-
-
-
-
Deferred tax
(0.8)
(1.1)
(0.9)
(0.4)
0.6
(0.5)
0.1
0.3
-
-
0.2
0.1
Profit for the period
5.8
17.9
58.4
55.9
26.1
(64.7)
(57.8)
(12.1)
1.6
-
(1.9)
(11.8)
Profit attributable to:
Owners of Sibanye
21.7
33.8
58.4
55.9
26.1
(48.8)
(57.8)
(12.1)
1.6
-
(1.9)
(11.8)
Non-controlling interests
(15.9)
(15.9)
-
-
-
(15.9)
-
-
-
-
-
-
Capital expenditure
Total expenditure
(114.5)
(110.1)
(30.4)
(35.1)
(18.8)
(7.4)
(18.4)
(4.4)
(4.3)
(0.1)
(3.9)
3.9
Sustaining capital
(21.7)
(17.3)
(4.6)
(5.6)
(2.1)
(1.4)
(3.6)
(4.4)
(4.3)
(0.1)
(3.9)
3.9
Ore reserve development
(74.3)
(74.3)
(24.7)
(27.2)
(16.7)
(5.7)
-
-
-
-
-
-
Growth projects
(18.5)
(18.5)
(1.1)
(2.3)
-
(0.3)
(14.8)
-
-
-
-
-
The average exchange rate for the six months ended 30 June 2016 was R15.38/US$ and for the three months ended 30 June 2016 was R14.97/US$.
1
The Aquarius operations’ performance is for the three months ended 30 June 2016 as the Aquarius group was only acquired on 12 April 2016 (refer to note 6).

Sibanye
Gold
Operating and Financial Results | Six months ended 30 June 2016
22
Segment financial results
continued
Figures are in millions unless otherwise stated
United States Dollars
For the six months ended
31 December 2015
South African Rand
Cor-
porate
Cooke
Beatrix
Kloof
Drie-
fontein
Group
Group
Drie-
fontein
Kloof
Beatrix
Cooke
Cor-
porate
-
122.4
202.9
269.0
325.8
920.1
Revenue
12,471.9
4,429.0
3,650.2
2,736.3
1,656.4
-
-
109.3
194.4
247.1
288.2
839.0
Underground
11,358.6
3,917.8
3,349.1
2,618.7
1,473.0
-
-
13.1
8.5
21.9
37.6
81.1
Surface
1,113.3
511.2
301.1
117.6
183.4
-
-
(117.4)
(130.7)
(181.5)
(192.5)
(622.1)
Operating costs
(8,500.9)
(2,641.2)
(2,479.9)
(1,782.6)
(1,597.2)
-
-
(105.3)
(123.4)
(169.9)
(171.1)
(569.7)
Underground
(7,780.5)
(2,349.3)
(2,321.0)
(1,681.3)
(1,428.9)
-
-
(12.1)
(7.3)
(11.6)
(21.4)
(52.4)
Surface
(720.4)
(291.9)
(158.9)
(101.3)
(168.3)
-
-
5.0
72.2
87.5
133.3
298.0
Operating profit
3,971.0
1,787.8
1,170.3
953.7
59.2
-
-
4.0
71.0
77.2
117.1
269.3
Underground
3,578.1
1,568.5
1,028.1
937.4
44.1
-
-
1.0
1.2
10.3
16.2
28.7
Surface
392.9
219.3
142.2
16.3
15.1
-
(0.7)
(29.0)
(35.0)
(39.8)
(45.4)
(149.9)
Amortisation and depreciation
(2,028.0)
(617.5)
(543.8)
(464.6)
(392.3)
(9.8)
(0.7)
(24.0)
37.2
47.7
87.9
148.1
Net operating profit
1,943.0
1,170.3
626.5
489.1
(333.1)
(9.8)
2.9
0.9
1.5
2.1
3.0
10.4
Investment income
140.1
39.9
27.7
19.8
13.3
39.4
(7.8)
(0.5)
(2.3)
(6.0)
(5.4)
(22.0)
Finance expenses
(298.9)
(73.8)
(80.2)
(31.6)
(10.1)     (103.2)
(28.8)
(0.7)
(2.8)
(2.8)
(3.2)
(38.3)
Net other costs
(492.4)
(42.5)
(37.2)
(38.0)
(10.1)     (364.6)
(6.5)
-
(0.8)
(0.9)
(1.1)
(9.3)
Share-based payments
(129.4)
(16.0)
(12.0)
(11.3)
-
(90.1)
(0.1)
-
(0.1)
(0.1)
(0.5)
(0.8)
Exploration/feasibility costs
(10.7)
(7.3)
(0.6)
(0.4)
(0.1)
(2.3)
(1.1)
(1.1)
(0.6)
(0.1)
(0.4)
(3.3)
Non-recurring items
(54.8)
(4.3)
(1.8)
(6.8)
(14.9)
(27.0)
-
(0.6)
(5.0)
(5.3)
(8.8)
(19.7)
Royalties
(261.2)
(117.9)
(69.7)
(65.4)
(8.2)
-
(1.3)
-
(11.4)
(7.3)
(21.0)
(41.0)
Current tax
(535.0)
(278.3)
(94.2)
(145.7)
-
(16.8)
1.6
4.5
1.7
1.5
1.7
11.0
Deferred tax
152.5
23.8
17.8
21.5
60.1
29.3
(41.8)
(21.5)
17.4
28.8
52.2
35.1
Profit for the period
453.2
693.9
376.3
231.2
(303.1)     (545.1)
Profit attributable to:
(41.8)
(15.5)
17.4
28.8
52.2
41.1
Owners of Sibanye
537.1
693.9
376.3
231.2
(219.2)     (545.1)
-
(6.0)
-
-
-
(6.0)
Non-controlling interests
(83.9)
-
(83.9)
-
-
-
Capital expenditure
(11.4)
(11.2)
(21.8)
(43.9)
(43.1)
(131.4)
Total expenditure
(1,787.9)
(579.1)
(598.7)
(300.7)
(154.8)     (154.6)
(0.5)
(2.7)
(2.8)
(8.3)
(12.5)
(26.8)
Sustaining capital
(363.5)
(165.1)
(114.4)
(39.4)
(38.0)
(6.6)
-
(7.4)
(19.0)
(30.8)
(29.6)
(86.8)
Ore reserve development
(1,186.8)
(400.1)
(422.5)
(261.3)
(102.9)
-
(10.9)
(1.1)
-
(4.8)
(1.0)
(17.8)
Growth projects
(237.6)
(13.9)
(61.8)
-
(13.9)     (148.0)
The average exchange rate for the six months ended 31 December 2015 was R13.61/US$.

Sibanye
Gold
Operating and Financial Results | Six months ended 30 June 2016
Segment financial results
continued
Figures are in millions unless otherwise stated
United States Dollars
For the six months ended
30 June 2015
South African Rand
Cor-
porate
Cooke
Beatrix
Kloof
Drie-
fontein
Group
Group
Drie-
fontein
Kloof
Beatrix
Cooke
Cor-
porate
-
110.9
174.8
255.8
320.2
861.7
Revenue
10,245.5
3,807.0
3,041.2
2,079.2
1,318.1
-
-
91.7
162.9
232.4
283.1
770.1
Underground
9,156.4
3,366.3
2,763.7
1,937.0
1,089.4
-
-
19.2
11.9
23.4
37.1
91.6
Surface
1,089.1
440.7
277.5
142.2
228.7
-
-
(116.1)
(135.3)
(193.2)
(218.1)
(662.7)
Operating costs
(7,879.5) (2,593.0) (2,297.3) (1,608.4) (1,380.8)
-
-
(100.2)
(126.4)
(179.5)
(196.1)
(602.2)
Underground
(7,160.3) (2,331.9) (2,133.9) (1,503.2) (1,191.3)
-
-
(15.9)
(8.9)
(13.7)
(22.0)
(60.5)
Surface
(719.2)
(261.1)
(163.4)
(105.2)
(189.5)
-
-
(5.2)
39.5
62.6
102.1
199.0
Operating profit
2,366.0
1,214.0
743.9
470.8
(62.7)
-
-
(8.5)
36.5
52.9
87.0
167.9
Underground
1,996.1
1,034.4
629.8
433.8
(101.9)
-
-
3.3
3.0
9.7
15.1
31.1
Surface
369.9
179.6
114.1
37.0
39.2
-
(0.9)
(26.3)
(23.0)
(40.9)
(44.2)
(135.3)
Amortisation and depreciation
(1,608.6)
(525.1)
(485.5)
(274.8)
(312.3)
(10.9)
(0.9)
(31.5)
16.5
21.7
57.9
63.7
Net operating profit
757.4
688.9
258.4
196.0
(375.0)
(10.9)
3.4
1.2
1.0
1.9
2.3
9.8
Investment income
116.9
27.6
22.9
11.5
13.8
41.1
(3.6)
(4.3)
(2.2)
(5.8)
(6.2)
(22.1)
Finance expenses
(262.9)
(73.9)
(69.9)
(25.6)
(51.2)
(42.3)
1.0
(1.5)
(0.8)
(1.9)
(1.8)
(5.0)
Other costs
(59.1)
(21.5)
(22.6)
(8.4)
(18.1)
11.5
(0.3)
(0.2)
-
-
(0.6)
(1.1)
Exploration costs
(12.9)
(6.6)
-
(0.5)
(1.8)
(4.0)
(8.3)
-
(1.0)
(1.3)
(1.6)
(12.2)
Share-based payments
(145.0)
(19.1)
(15.6)
(12.2)
-
(98.1)
(14.0)
(1.4)
(0.1)
0.7
0.1
(14.7)
Non-recurring items
(175.3)
1.4
9.0
(1.6)
(16.9)
(167.2)
-
(0.7)
(2.0)
(2.4)
(6.6)
(11.7)
Royalties
(139.4)
(78.9)
(28.7)
(23.3)
(8.5)
-
0.1
-
(0.6)
(0.3)
(12.8)
(13.6)
Current taxation
(161.7)
(152.5)
(3.2)
(7.7)
-
1.7
8.1
5.1
(0.3)
(1.4)
2.5
14.0
Deferred taxation
167.0
29.6
(16.9)
(3.5)
61.9
95.9
(14.5)
(33.3)
10.5
11.2
33.2
7.1
Profit for the period
85.0
395.0
133.4
124.7
(395.8)
(172.3)
Profit/(loss) attributable to:
(14.5)
(25.3)
10.5
11.2
33.2
15.1
Owners of Sibanye
179.8
395.0
133.4
124.7
(300.7)
(172.6)
-
(8.0)
-
-
-
(8.0)
Non-controlling interests
(94.8)
-
-
-
(95.1)
0.3
Capital expenditure
(11.1)
(15.3)
(24.9)
(44.7)
(34.9)
(130.9)
Total expenditure
(1,556.9)
(415.1)
(531.2)
(295.8)
(182.6)
(132.2)
(0.7)
(4.6)
(3.9)
(9.4)
(7.1)
(25.7)
Sustaining capital
(305.4)
(84.1)
(111.2)
(46.7)
(54.9)
(8.5)
-
(10.4)
(21.0)
(35.1)
(27.5)
(94.0)
Ore reserve development
(1,118.1)
(326.9)
(418.1)
(249.1)
(124.0)
-
(10.4)
(0.3)
-
(0.2)
(0.3)
(11.2)
Growth projects
(133.4)
(4.1)
(1.9)
-
(3.7)
(123.7)
The average exchange rate for the six months ended 30 June 2015 was R11.89/US$.

Sibanye
Gold
Operating and Financial Results | Six months ended 30 June 2016
24
UNIT COST BENCHMARKING METRICS
Gold Division – Cost benchmarks for the six months ended 30 June 2016, 31 December 2015 and 30 June 2015
Figures are in millions unless otherwise stated
Total Gold
Driefontein
Kloof
Beatrix
Cooke
Corporate
Operating cost
1
Jun 2016
8,696.3
2,767.4
2,518.8
1,828.1
1,582.0
-
Dec 2015
8,500.9
2,641.2
2,479.9
1,782.6
1,597.2
-
Jun 2015
7,879.5
2,593.0
2,297.3
1,608.4
1,380.8
-
Less: General and admin
Jun 2016
(94.0)
(34.1)
(31.5)
(16.8)
(11.6)
-
Dec 2015
(93.1)
(28.3)
(26.7)
(18.4)
(19.7)
-
Jun 2015
(80.7)
(28.3)
(26.9)
(17.6)
(7.9)
-
Plus: Royalty
Jun 2016
262.7
102.0
99.9
52.3
8.5
-
Dec 2015
261.2
117.9
69.7
65.4
8.2
-
Jun 2015
139.4
78.9
28.7
23.3
8.5
-
Total cash cost
2
Jun 2016
8,865.0
2,835.3
2,587.2
1,863.6
1,578.9
-
Dec 2015
8,669.0
2,730.8
2,522.9
1,829.6
1,585.7
-
Jun 2015
7,938.2
2,643.6
2,299.1
1,614.1
1,381.4
-
Plus: General and admin
Jun 2016
94.0
34.1
31.5
16.8
11.6
-
Dec 2015
93.1
28.3
26.7
18.4
19.7
-
Jun 2015
80.7
28.3
26.9
17.6
7.9
-
Community costs
Jun 2016
19.7
8.0
7.2
4.0
0.5
-
Dec 2015
23.8
8.7
5.9
13.7
(4.5)
-
Jun 2015
16.9
5.2
3.0
1.3
7.4
-
Share based payments
3
Jun 2016
27.0
10.9
9.4
6.7
-
-
Dec 2015
129.4
16.0
12.0
11.3
-
90.1
Jun 2015
145.0
19.1
15.6
12.2
-
98.1
Rehabilitation
Jun 2016
82.0
(10.6)
24.4
13.1
54.1
1.0
Dec 2015
74.6
12.9
12.4
9.8
40.2
(0.7)
Jun 2015
63.7
10.2
10.5
7.5
34.8
0.7
Ore reserve development
Jun 2016
1,142.3
379.8
418.6
257.0
86.9
-
Dec 2015
1,186.8
400.1
422.5
261.3
102.9
-
Jun 2015
1,118.1
326.9
418.1
249.1
124.0
-
Sustaining capital expenditure
Jun 2016
211.2
71.5
85.9
32.0
21.8
-
Dec 2015
356.9
165.1
114.4
39.4
38.0
-
Jun 2015
296.9
84.1
111.2
46.7
54.9
-
On-mine exploration
Jun 2016
-
-
-
-
-
-
Dec 2015
8.4
7.3
0.6
0.4
0.1
-
Jun 2015
8.9
6.6
-
0.5
1.8
-
Less: By-product credit
Jun 2016
(13.2)
(4.6)
(3.0)
(3.5)
(2.1)
-
Dec 2015
(12.0)
(4.4)
(2.7)
(3.4)
(1.5)
-
Jun 2015
(14.8)
(4.2)
(3.0)
(2.4)
(5.2)
-
Total All-in sustaining costs
4
Jun 2016
10,428.0
3,324.4
3,161.2
2,189.7
1,751.7
1.0
Dec 2015
10,530.0
3,364.8
3,114.7
2,180.5
1,780.6
89.4
Jun 2015
9,653.6
3,119.8
2,881.4
1,946.6
1,607.0
98.8
Plus: Corporate and growth
Jun 2016
395.6
16.9
35.3
0.3
4.5
338.6
capital expenditure
Dec 2015
249.4
13.9
61.8
-
13.9
159.8
Jun 2015
145.9
4.1
1.9
-
3.7
136.2
Total All-in cost
5
Jun 2016
10,823.6
3,341.3
3,196.5
2,190.0
1,756.2
339.6
Dec 2015
10,779.4
3,378.7
3,176.5
2,180.5
1,794.5
249.2
Jun 2015
9,799.5
3,123.9
2,883.3
1,946.6
1,610.7
235.0
Gold sold
kg
Jun 2016
23,229
7,873
7,388
4,844
3,124
-
Dec 2015
25,571
9,093
7,471
5,604
3,403
-
Jun 2015
22,204
8,257
6,597
4,501
2,849
-
000’ozs
Jun 2016
746.8
253.1
237.5
155.7
100.4
-
Dec 2015
822.1
292.3
240.2
180.2
109.4
-
Jun 2015
713.9
265.5
212.1
144.7
91.6
-
Total cash cost
R/kg
Jun 2016
381,635
360,130
350,189
384,723
505,410
-
Dec 2015
339,017
300,319
337,692
326,481
465,971
-
Jun 2015
357,508
320,165
348,507
358,609
484,872
-
US$/oz
Jun 2016
772
728
708
778
1,022
-
Dec 2015
775
686
772
746
1,065
-
Jun 2015
935
838
912
938
1,268
-
All-in sustaining cost
R/kg
Jun 2016
448,922
422,253
427,883
452,044
560,723
-
Dec 2015
411,795
370,043
416,905
389,097
523,244
-
Jun 2015
434,769
377,837
436,774
432,482
564,058
-
US$/oz
Jun 2016
908
854
865
914
1,134
-
Dec 2015
941
846
953
889
1,196
-
Jun 2015
1,137
988
1,143
1,131
1,476
-
All-in cost
R/kg
Jun 2016
465,952
424,400
432,661
452,106
562,164
-
Dec 2015
421,548
371,572
425,177
389,097
527,329
-
Jun 2015
441,348
378,334
437,062
432,482
565,356
-
US$/oz
Jun 2016
942
858
875
914
1,137
-
Dec 2015
963
849
972
889
1,205
-
Jun 2015
1,155
990
1,143
1,131
1,479
-
Average exchange rates for the six months ended 30 June 2016, 31 December 2015 and 30 June 2015 were R15.38/US$, R13.61/US$ and R11.89/US$, respectively.
Figures may not add as they are rounded independently.
Total cash cost is calculated in accordance with the Gold Institute Industry Standard.
1
Operating costs – All gold mining related costs before amortisation and depreciation, taxation and non-recurring items.
2
Total cash cost – Operating costs less off-mine costs, which includes general and administration costs, as detailed in the table above.
All-in costs are calculated in accordance with the World Gold Council guidance.
1
Operating cost – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate general and administration charges.
3
Share-based payments are calculated based on the fair value at initial recognition fair value and does not include the fair valuing adjustment of the cash-settled share-
based payment liability to the reporting date fair value.
4
Total All-in sustaining costs – includes operating costs and costs detailed above, including sustaining capital expenditure, based on managed gold sales.
5
Total All-in costs includes sustaining and group costs, excluding income tax, M&A activity, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings.

Sibanye
Gold
Operating and Financial Results | Six months ended 30 June 2016
QUARTERLY SALIENT FEATURES
Gold Division – Salient features and cost benchmarks for the quarters ended 30 June 2016 and
31 March 2016
Figures are in millions unless otherwise stated
Total Gold
Driefontein
Kloof
Beatrix
Cooke
Group
Under-
ground Surface
Under-
ground Surface
Under-
ground Surface
Under-
ground Surface
Under-
ground Surface
Operating results
Tons milled/treated
000’ton
Jun 2016
5,029
2,091
2,938
496
946
496
598
762
326
337
1,068
Mar 2016
4,978
1,975
3,003
537
953
441
593
656
425
341
1,032
Yield
g/t
Jun 2016
2.39
5.13
0.43
6.84
0.66
7.01
0.59
3.25
0.30
4.11
0.19
Mar 2016
2.25
5.06
0.41
6.18
0.57
7.17
0.66
3.28
0.28
3.99
0.17
Gold produced/sold
kg
Jun 2016
12,008
10,735
1,273
3,394
620
3,479
352
2,477
98
1,385
203
Mar 2016
11,221
9,991
1,230
3,318
541
3,163
394
2,149
120
1,361
175
000’oz
Jun 2016
386.1
345.1
40.9
109.1
19.9
111.8
11.3
79.6
3.2
44.3
6.5
Mar 2016
360.8
321.2
39.6
106.7
17.4
101.7
12.7
69.1
3.9
43.7
5.6
Gold price received
R/kg
Jun 2016
606,379
605,556
607,152
605,515
606,612
Mar 2016
600,267
601,555
599,353
602,556
595,768
US$/oz
Jun 2016
1,260
1,258
1,261
1,258
1,260
Mar 2016
1,182
1,185
1,181
1,187
1,174
Operating cost
R/ton
Jun 2016
893
1,940
148
2,509
185
2,363
179
1,182
151
2,196
96
Mar 2016
845
1,932
129
2,211
168
2,592
163
1,262
118
1,930
79
Total cash cost
R/kg
Jun 2016
378,398
358,445
340,277
373,282
529,030
Mar 2016
385,117
361,907
360,866
397,708
481,120
US$/oz
Jun 2016
786
745
707
776
1,099
Mar 2016
759
713
711
783
948
Operating margin
%
Jun 2016
38
38
44
39
53
45
50
40
17
12
17
Mar 2016
38
36
47
41
51
40
59
36
30
19
22
All-in sustaining cost
R/kg
Jun 2016
443,912
422,646
421,274
441,786
585,390
Mar 2016
454,282
421,845
435,001
463,729
535,156
US$/oz
Jun 2016
922
878
875
918
1,216
Mar 2016
895
831
857
913
1,054
All-in cost
R/kg
Jun 2016
467,214
424,664
427,069
441,903
586,461
Mar 2016
464,602
424,151
438,712
463,729
536,979
US$/oz
Jun 2016
971
882
887
918
1,219
Mar 2016
915
836
864
913
1,058
All-in cost margin
%
Jun 2016
23
30
30
27
3
Mar 2016
23
29
27
23
10
Ore reserve development
R’mil
Jun 2016
591.3
188.7
223.3
136.6
42.7
Mar 2016
550.9
191.1
195.2
120.4
44.2
Sustaining capital
Jun 2016
138.9
51.8
52.9
21.8
12.4
Mar 2016
72.3
19.7
33.0
10.2
9.4
Corporate and projects
1
Jun 2016
171.4
8.0
22.2
0.2
1.7
Mar 2016
115.8
8.9
13.2
-
2.8
Total capital expenditure
R’mil
Jun 2016
901.6
248.5
298.4
158.6
56.8
Mar 2016
739.0
219.7
241.4
130.6
56.4
US$’mil
Jun 2016
59.7
16.5
19.8
10.5
3.8
Mar 2016
46.8
13.9
15.3
8.3
3.6
Average exchange rates for the quarters ended 30 June 2016 and 31 March 2016 were R14.97/US$ and R15.79/US$, respectively.
Figures may not add as they are rounded independently.
1
Corporate and projects includes capital expenditure at Burnstone of R139.3 million (US$9.2 million) for the quarter ended 30 June 2016 and R88.9 million (US$5.6 million) for the quarter ended 31 March 2016.

Sibanye
Gold
Operating and Financial Results | Six months ended 30 June 2016
26
DEVELOPMENT RESULTS
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.
Driefontein
Quarter ended
30 June 2016
Quarter ended
31 March 2016
Six months to
30 June 2016
Reef
Carbon
leader
Main
VCR
Carbon
leader
Main
VCR
Carbon
leader
Main
VCR
Advanced
(m)
1,709
841
943
1,653
702
1,307
3,362
1,543
2,250
Advanced on reef
(m)
293
275
107
214
173
135
507
448
242
Channel width
(cm)
43
92
130
81
53
52
59
77
87
Average value
(g/t)
30.4
5.5
31.3
14.0
9.6
58.5
20.9
6.6
40.4
(cm.g/t)
1,296
507
4,051
1,139
509
3,062
1,230
508
3,500
Kloof
Quarter ended
30 June 2016
Quarter ended
31 March 2016
Six months to
30 June 2016
Reef
Kloof
Main
Libanon
VCR
Kloof
Main
Libanon
VCR
Kloof
Main
Libanon
VCR
Advanced
(m)
803
848
213
2,588
723
666
87
2,240
1,526
1,514
300
4,828
Advanced on reef
(m)
284
93
22
499
210
144
10
520
494
237
32
1,019
Channel width
(cm)
192
68
108
113
173
133
138
117
184
108
117
115
Average value
(g/t)
6.9
9.5
13.4
22.0
9.0
5.1
6.8
21.6
7.7
6.1
11.0
21.8
(cm.g/t)
1,322
642
1,441
2,480
1,563
682
932
2,530
1,425
666
1,286
2,506
Beatrix
Quarter ended
30 June 2016
Quarter ended
31 March 2016
Six months to
30 June 2016
Reef
Beatrix
Kalkoenkrans
Beatrix
Kalkoenkrans
Beatrix
Kalkoenkrans
Advanced
(m)
4,694
868
4,176
947
8,870
1,815
Advanced on reef
(m)
1,167
203
1,358
249
2,525
452
Channel width
(cm)
132
101
115
126
123
115
Average value
(g/t)
7.1
14.8
8.1
11.7
7.6
12.9
(cm.g/t)
934
1,495
938
1,470
936
1,481
Cooke
Quarter ended
30 June 2016
Quarter ended
31 March 2016
Six months to
30 June 2016
Reef
VCR
Elsburgs
Reefs
Elsburg
Massives
Kimberley
Reefs
VCR
Elsburgs
Reefs
Elsburg
Massives
Kimberley
Reefs
VCR
Elsburgs
Reefs
Elsburg
Massives
Kimberley
Reefs
Advanced
(m)
305
1,372
69
229
379
1,675
104
146
684
3,047
173
375
Advanced on reef
(m)
149
564
29
59
211
618
96
44
360
1,182
125
103
Channel width
(cm)
227
282
384
296
281
250
343
205
258
265
352
257
Average value
(g/t)
3.4
3.8
3.2
4.2
2.2
4.1
5.2
3.2
2.6
4.0
4.7
3.9
(cm.g/t)
771
1,060
1,232
1,240
622
1,037
1,784
665
684
1,048
1,654
994
Kroondal
Quarter ended
30 June 2016*
Reef
Kopaneng
Simunye
Bambanani
Kwezi
K6
Advanced
(m)
537
473
821
650
934
Advanced on reef
(m)
529
465
745
384
934
Channel width
(cm)
211
192
113
69
167
Height
(cm)
235
226
228
231
232
Average value
(g/t)
2.18
2.32
2.21
1.47
2.89
(cm.g/t)
513
523
505

* Development data since acquisition date.

Sibanye Gold Operating and Financial Report 2015 | 27
ADMINISTRATION AND CORPORATE INFORMATION
Investor Enquiries
James Wellsted
Senior Vice President:
Investor Relations
Sibanye Gold Limited
Cell: +27 83 453 4014
Tel: +27 11 278 9656
james.wellsted@sibanyegold.co.za
Corporate Secretary
Cain Farrel
Tel: +27 10 001 1122
Fax: +27 11 278 9863
cain.farrel@sibanyegold.co.za
Registered Office
Libanon Business Park
1 Hospital Street,
(Off Cedar Ave),
Libanon, Westonaria,
1780
South Africa
Private Bag X5
Westonaria,
1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863
Sibanye Gold Limited
Incorporated in the Republic
of South Africa
Registration number
2002/031431/06
Share code: SGL
Issuer code: SGL
ISIN – ZAE E000173951
Listings
JSE: SGL
NYSE: SBGL
Website
www.sibanyegold.co.za
Directors
Sello Moloko* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Chris Chadwick#
Robert Chan#
Timothy Cumming*
Barry Davison*
Rick Menell*
Nkosemntu Nika*
Keith Rayner*
Jiyu Yuan#
Susan van der Merwe*
Jerry Vilakazi*
*Independent Non-Executive
#Non-Executive
JSE Sponsor
J.P. Morgan Equities South
Africa Proprietary Limited
Registration number
1995/011815/07
1 Fricker Road
Illovo, Johannesburg
2196
South Africa
(Private Bag X9936, Sandton,
2196, South Africa)
American Depository
Receipts Transfer Agent
Bank of New York Mellon
BNY Mellon Shareowner
Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone:
+1 888 269 2377
Tel: +1 201 680 6825
e-mail:
shrrelations@bnymellon.com
Office of the United Kingdom
Secretaries
London
St James’s Corporate
Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
Transfer Secretaries
United Kingdom
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
[calls cost 10p a minute plus network
extras, lines are open 8.30am – 5pm
Mon-Fri] or
[from overseas]
+44 20 8639 3399
Fax: +44 20 8658 3430
e-mail: ssd@capitaregistrars.com
Transfer Secretaries
South Africa
Computershare Investor Services
Proprietary Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
FORWARD LOOKING STATEMENTS
Certain statements in this document constitute “forward-looking statements” within the meaning of Section 27A of the US
Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.
These forward-looking statements, including, among others, those relating to Sibanye’s future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, economic, business, political and social conditions in South Africa, Zimbabwe and elsewhere; changes in assumptions underlying Sibanye’s estimation of its current Mineral Reserves and Resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations;the ability of Sibanye to successfully integrate acquired businesses and operations (whether in the gold mining business or otherwise) into its existing businesses;
the success of Sibanye’s business strategy, exploration and development activities; the ability of Sibanye to comply with requirements that it operate in a sustainable manner; changes in the market price of gold, platinum group metals
(“PGMs”) and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit;
changes in relevant government regulations, particularly environmental tax health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-
economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans’ in its management positions; failure of Sibanye’s information technology and communications systems; the adequacy of Sibanye’s insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye’s operations;
and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of this document.
The Group undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: August 25, 2016
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer